FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 16, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina STE- France Telecom S.A. Offer to Purchase for Cash Medium Term Notes and Financial Credit Facilities

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: April 16, 2003	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

ITEM 1

                  Telecom Argentina STET-France Telecom S.A.

                           Invites the holders of its
               US$200,000,000 Series C Medium Term Notes Due 2002
                  (ISIN No. US87923AE01, CUSIP No. 879273AE0)
   US$100,000,000 Series E Medium Term Notes Due 2005 (ISIN No. XS0076226942)
  Euro 250,000,000 Series 1 Medium Term Notes Due 2003 (ISIN No. XS0109260686)
  Euro 190,000,000 Series 2 Medium Term Notes Due 2004 (ISIN No. XS0131485624)
  Euro 200,000,000 Series I Medium Term Notes Due 2004 (ISIN No. XS0096148779)
  Euro 250,000,000 Series K Medium Term Notes Due 2002 (ISIN No. XS0099123712)
Itl.400,000,000,000 Series F Medium Term Notes Due 2007 (ISIN No. XS0076689024)
 Itl.400,000,000,000 Series H Medium Term Notes Due 2008 (ISIN No. XS0084707313)
                            (together, the "Notes")

                                      and

  Indebtedness under credit facilities with financial creditors (the "Credit
Facility Debt" and together with the Notes, the "Debt Instruments") to submit, in a "Modified Dutch Auction", offers to sell such Debt Instruments for cash, at a price not greater than 50% nor less than 43.5% of the outstanding principal amount of such Debt Instruments

THE INVITATION AND THE RELATED WITHDRAWAL RIGHTS WILL EXPIRE AT 4:00 P.M., NEW
YORK CITY TIME, 5:00 P.M., BUENOS AIRES TIME, ON MAY 16, 2003 (THE "EXPIRATION
DATE"), UNLESS THE INVITATION IS EXTENDED OR EARLIER TERMINATED.

The Invitation

Telecom Argentina STET-France Telecom S.A., a sociedad anonima organized under
Argentine law ("Telecom", the "Company", "us" or "we"), hereby invites (the
"Invitation") the holders of its Debt Instruments listed above to submit one or more offers to sell their Debt Instruments, at a price not greater than the
Maximum Purchase Price (as defined below) nor less than the Minimum Purchase
Price (as defined below) pursuant to the terms and conditions set forth herein and in the letter of transmittal (the "Letter of Transmittal") for the tender of Notes and the bid letter (the "Bid Letter") for the tender of the Credit
Facility Debt.

The Company will pay consideration up to an amount equal to the equivalent of
US$260 million (calculated based on the exchange rates quoted by Bloomberg L.P.
as of 5:00 p.m., New York City time, on the second Business Day (as defined below) following the Expiration Date) in the aggregate for the Debt Instruments
(the "Maximum Offer Consideration"). If we purchase Debt Instruments at the
Minimum Purchase Price for the Maximum Offer Consideration, then we will purchase the equivalent of US$598 million principal amount of Debt Instruments.
If we purchase Debt Instruments at the Maximum Purchase Price for the Maximum
Offer Consideration, then we will purchase the equivalent of US$520 million principal amount of Debt Instruments. In the event that we receive tenders for an amount of Debt Instruments with an aggregate purchase price greater than the
Maximum Offer Consideration, tenders will be prorated as described below.
Accordingly, we may accept for purchase less than all of the tendered Notes of any particular series and less than all of the tendered Credit Facility Debt.

We are inviting each holder of Debt Instruments to submit an offer to sell its
Debt Instruments, which offer we refer to as a tender, pursuant to a "Modified
Dutch Auction", which means that the Company will select the single lowest purchase price specified by the holders (the "Purchase Price") that will enable the Company to purchase an aggregate amount of Debt Instruments properly tendered and not properly withdrawn for consideration equal to the Maximum
Offer Consideration (or, if Debt Instruments are properly tendered and not properly withdrawn for an aggregate purchase price less than the Maximum Offer
Consideration, all of such tendered Debt Instruments).

All Debt Instruments properly tendered and accepted for purchase pursuant to the Invitation will be acquired at the same Purchase Price (expressed as a percentage of principal amount of Debt Instruments), upon the terms and subject to the conditions of this Invitation, including the proration terms described herein. In the event that the aggregate purchase price for the amount of Debt
Instruments properly tendered and not properly withdrawn pursuant to the
Invitation prior to the Expiration Date at or below the Purchase Price exceeds the Maximum Offer Consideration then, subject to the terms and conditions of this Invitation, the Company will accept for purchase first, all such Debt
Instruments properly tendered and not properly withdrawn at prices below the
Purchase Price and, thereafter, such Debt Instruments properly tendered and not properly withdrawn at the Purchase Price on a pro rata basis. Notes not accepted for purchase pursuant to the terms of the Invitation will be returned promptly following the Expiration Date.

In order to tender your Debt Instruments, you must comply with the procedures for tendering set forth herein. Holders of Notes must complete the related
Letter of Transmittal and holders of Credit Facility Debt must complete the related Bid Letter.

                                                                                                                 Aggregate Principal
                                                                                                                 Amount of
Currency in which                                  Maximum Purchase                           Minimum Purchase   Outstanding Debt in
Debt Instrument is         Maximum Purchase        Price as a % of    Minimum Purchase        Price as a % of    Such Currency as of
Denominated                Price                   Principal          Price                   Principal          December 31, 2002
-----------------------    -------------------     ----------------   -------------------     ----------------   -------------------

U.S. Dollar                US$500 per US$1,000     50%                US$435 per US$1,000     43.5%              US$930 million
                           principal amount                           principal amount

Euro (and                  E500 per E1,000         50%                E435 per E1,000         43.5%              E1,342 million
predecessor                principal amount                           principal amount
currencies)

Japanese Yen               Y500 per Y1,000         50%                Y435 per Y1,000         43.5%              Y14,402 million
                           principal amount                           principal amount

Argentine Peso             P$500 per P$1,000       50%                P$435 per P$1,000       43.5%              P$65 million
                           principal amount                           principal amount

See "Risk Factors" beginning on page 16 for a discussion of certain factors that should be considered in evaluating the Invitation.

The Invitation is not conditioned on any minimum amount of Debt Instruments being tendered. The Invitation is, however, subject to certain conditions which are described herein.

Any questions or requests for assistance may be directed to Morgan Stanley &
Co. Incorporated and its affiliates (the "Dealer Manager") at the address and telephone numbers set forth on the back cover of this document. MBA Banco de
Inversiones S.A. (the "Argentine Dealer Manager") will act as dealer manager in
Argentina only. The Dealer Manager and the Argentine Dealer Manager are
sometimes hereinafter referred to as the "Dealer Managers". You may also direct requests for additional copies of this document, the Letter of Transmittal and the Bid Letter to Georgeson Shareholder Communications Inc. (in the United
States and Argentina) or GSC Proxitalia SpA (in Europe) (collectively, the
"Information Agents"). Beneficial owners should contact their brokers, dealers, banks, trust companies or other nominees for assistance concerning the
Invitation. Mellon Investor Services LLC is acting as custodian for the
Invitation (the "Custodian").

Information relating to the Invitation is also available via "MCM
CorporateWatch" on Bloomberg pages MCM7877 and MCM7878 and Telerate pages 64152 and 64153.

                  The Dealer Managers for the Invitation are:

MORGAN STANLEY                                     MBA BANCO DE INVERSIONES S.A.

April 16, 2003

Debt Instruments that are not properly tendered by holders and purchased by
Telecom pursuant to the Invitation will continue to represent debt obligations of Telecom and will not be modified by the Invitation. Debt Instruments properly tendered and accepted for payment pursuant to the Invitation will not accrue interest after the Payment Date (as defined below) unless Telecom defaults in the payment of the Purchase Price.

SUBJECT TO APPLICABLE SECURITIES LAWS, THE TERMS SET FORTH HEREIN, THE TERMS
AND CONDITIONS OF THE INDENTURES GOVERNING THE NOTES AND THE DOCUMENTATION
GOVERNING THE CREDIT FACILITY DEBT, TELECOM RESERVES THE RIGHT (A) TO WAIVE ANY
AND ALL CONDITIONS TO OR EXTEND THE INVITATION, OR (B) TO OTHERWISE AMEND THE
INVITATION IN ANY RESPECT. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL OR
WILL NOT EXERCISE ITS RIGHT TO EXTEND OR AMEND THE INVITATION OR WAIVE ANY OF
THE INVITATION CONDITIONS.

Note holders who are resident in Italy should not use this document as a source of information or for instructions on how to tender Notes. A separate document
(the "Italian Invitation Document") describing the terms of the Invitation and the appropriate procedures for Italian residents wishing to tender Notes has been prepared in Italian. If you are a Note holder and are resident in Italy, you should contact the broker, dealer trust company or other nominee through which you hold Notes or GSC Proxitalia SpA to obtain a copy of the Italian
Invitation Document which, among other things, contains important tax information and instructions regarding tendering procedures for your Notes.

Any beneficial owner of any Notes desiring to tender Notes pursuant to the
Invitation should promptly contact the broker, dealer, bank, trust company or other nominee through which such beneficial owner holds the Notes, and instruct such nominee to tender the Notes on such beneficial owner's behalf pursuant to the procedures described in Annex A, Information for Tendering Holders of the
Notes, in the section entitled "Procedures for Tendering Notes". Any holder of
Credit Facility Debt desiring to tender Credit Facility Debt pursuant to the
Invitation should follow the procedures described in Annex B, Information for
Tendering Holders of the Credit Facility Debt, in the section entitled
"Procedures for Tendering Credit Facility Debt".

     If you do not specify a price at which you wish to have your Debt
Instruments purchased, you will be deemed to have specified the Minimum
Purchase Price, which could result in your Debt Instruments being purchased at the Minimum Purchase Price.

The Invitation does not constitute an invitation in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The delivery of this document shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in any attachments hereto or in the affairs of the Company or any of its affiliates since the date hereof.

We do not make any recommendation to any holder as to whether to tender or refrain from tendering any or all of such holder's Debt Instruments and we have not authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in this document, consult their own investment and tax advisors and make their own decisions as to whether to tender Debt Instruments, and, if so, the principal amount of Debt Instruments to tender and the price at which to tender.

THIS DOCUMENT AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND/OR BID LETTER
CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE
WITH RESPECT TO A TENDER OF DEBT INSTRUMENTS PURSUANT TO THE INVITATION. NO
PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION
IN CONNECTION WITH THE INVITATION OTHER THAN THE INFORMATION AND
REPRESENTATIONS CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL AND/OR BID
LETTER. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE TRUSTEES UNDER THE
INDENTURES GOVERNING THE

NOTES, THE ESCROW AGENT, THE CUSTODIAN, THE DEALER MANAGERS, THE INFORMATION
AGENTS OR ANY OF THEIR RESPECTIVE AFFILIATES.

Solely for the convenience of the reader, this document contains translations of certain amounts from various currencies to U.S. dollars using exchange rates in effect as of December 31, 2002, unless otherwise stated. See "Currency of
Presentation".

Telecom makes no representation concerning whether the terms and conditions of any of the documents governing the Credit Facility Debt permit the holder of such Credit Facility Debt to participate in the Invitation. Each holder of
Credit Facility Debt wishing to participate in the Invitation should review the governing documents relating to its Credit Facility Debt to be tendered and consult its legal counsel and/or professional advisors concerning its participation in the Invitation. For Credit Facility Debt outstanding under multi-party or syndicated loan agreements, the consent of parties other than
Telecom and the tendering holder may be required. In order to tender their
Credit Facility Debt, tendering holders are required to represent that all such required consents and/or agreements have been obtained. See Annex B,
Information for Tendering Holders of Credit Facility Debt, in the section entitled "Procedures For Tendering Credit Facility Debt."

ANNEX B-INFORMATION FOR TENDERING HOLDERS OF THE CREDIT FACILITY
DEBT ........................................................................B-1
PROCEDURES FOR TENDERING CREDIT FACILITY DEBT ...............................B-1

                                    SUMMARY

This summary highlights selected information relevant to the Invitation and may not contain all of the information that is important to you. To understand the
Invitation fully and for a more complete description of the terms of the
Invitation, you should read carefully this entire document and the documents we have referred to in this document.

                   Telecom Argentina STET-France Telecom S.A.

Telecom Argentina STET-France Telecom S.A., a sociedad anonima organized under
Argentine law, with headquarters located at Alicia Moreau de Justo 50
(C1107AAB) Buenos Aires, Argentina, provides public telecommunications services in Argentina, in particular fixed-line local, national and international long distance services, as well as data transmission and access to Internet service, and through our subsidiaries, we provide mobile telecommunications services and publish telephone directories.

As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the
Argentine peso (the "peso", or "P$"), the conversion into pesos of our rates at the ratio of P$1.00 = US$1.00 and uncertainties surrounding the adjustment of our regulated rates, in the first half of 2002 we announced the suspension of payments of principal and interest on our financial debt obligations.

We are making the Invitation in order to reduce the principal amount of our outstanding indebtedness and our ongoing debt service obligations, and to provide holders of the Debt Instruments the opportunity to reduce their holdings of the Debt Instruments in exchange for cash. We intend to cancel any
Notes and any portions of Credit Facility Debt that we accept for payment.
Except as described under "The Invitation-Accrued Interest", all accrued but unpaid interest, as well as any other amounts outstanding relating to the Debt
Instruments that we accept for payment, will also be cancelled.

The Debt Instruments constitute all of our unconsolidated financial indebtedness, which as of December 31, 2002 included:

o    approximately US$1,595 million aggregate outstanding principal amount of
     Notes;

o    approximately US$886 million aggregate outstanding principal amount of
     Credit Facility Debt owed to financial institutions relating to working capital loans, debt issuances and trade financings; and

o    approximately US$147 million aggregate accrued but unpaid interest on the
     Notes and Credit Facility Debt.

The Debt Instruments are denominated in various currencies. As of December 31,
2002, the principal amount of our outstanding financial indebtedness, by currency of denomination, was as follows: approximately US$930 million, E1,342 million, (yen)14,402 million and P$65 million. Throughout this document, these amounts have been translated into U.S. dollars at the rates specified in
"Currency of Presentation" solely for the convenience of the reader, using exchange rates in effect as of December 31, 2002.

If we purchase Debt Instruments at the Minimum Purchase Price for the Maximum
Offer Consideration our aggregate outstanding principal on the Notes and Credit
Facility Debt would be reduced by the equivalent of US$598 million, or 24.1%, from the amount outstanding at December 31, 2002.

If we purchase Debt Instruments at the Maximum Purchase Price for the Maximum
Offer Consideration our aggregate outstanding principal on the Notes and Credit
Facility Debt would be reduced by the equivalent of US$520 million, or 21.0%, from the amount outstanding at December 31, 2002.

In addition to the financial indebtedness described above, we also have commercial debt obligations, which include trade payables and operating lease obligations ("Commercial Debt Obligations"). Generally, we have been paying our
Commercial Debt Obligations as they become due and intend to remain current in these obligations. We are not extending the Invitation to holders of our
Commercial Debt Obligations.

We are currently working with our financial advisors to develop a comprehensive plan to restructure any outstanding financial indebtedness that is not accepted for purchase pursuant to the Invitation and have recently furnished a proposed plan to restructure all of our outstanding financial indebtedness to an ad hoc committee formed by certain of our creditors for its consideration. See
"Information About the Company".

On the Expiration Date (as defined below) we intend to make partial interest payments to all holders of Debt Instruments (regardless of whether they participate in the Invitation) as set forth herein under "The
Invitation-Accrued Interest".

Concurrently with the Invitation, our subsidiary Telecom Personal (of which we own 99.99%) is inviting holders of its financial indebtedness to submit offers to sell such financial indebtedness to Telecom Personal pursuant to a "Modified
Dutch Auction" tender offer procedure. Telecom Personal intends to pay as consideration up to an amount equal to US$45 million for such financial indebtedness. On the date on which Telecom Personal's tender offer expires,
Telecom Personal intends to make a partial interest payment to all holders of its financial indebtedness (regardless of whether they participate in Telecom
Personal's proposed tender offer). As of December 31, 2002, Telecom Personal had approximately US$621 million unconsolidated aggregate principal amount of outstanding financial indebtedness (US$19 million of this debt represents a loan to Telecom Personal from Telecom) and had also guaranteed approximately
US$43 million of financial indebtedness of Nucleo S.A., its Paraguayan subsidiary.

                                The Invitation

The Invitation .................. We are inviting holders of our Debt
                                  Instruments to submit offers to sell (which
                                  offers we refer to as tenders) for cash:

                                  A) The following notes issued by Telecom (the
                                     "Notes"):
                                  ----------------------------------------------
                                  US$200,000,000 Series C| ISIN No. US87923AE01,
                                     Medium Term Notes   |  CUSIP No. 879273AE0
                                        Due 2002         |
                                  ----------------------------------------------
                                  US$100,000,000 Series E| ISIN No. XS0076226942
                                     Medium Term Notes   |
                                        Due 2005         |
                                  ----------------------------------------------
                                      Euro 250,000,000   | ISIN No. XS0109260686
                                   Series 1 Medium Term  |
                                     Notes Due 2003      |
                                  ----------------------------------------------

                                  ----------------------------------------------
                                     Euro 190,000,000    | ISIN No. XS0131485624
                                    Series 2 Medium Term |
                                      Notes Due 2004     |
                                  ----------------------------------------------
                                     Euro 200,000,000    | ISIN No. XS0096148779
                                   Series I Medium Term  |
                                     Notes Due 2004      |
                                  ----------------------------------------------
                                     Euro 250,000,000    | ISIN No. XS0099123712
                                    Series K Medium Term |
                                      Notes Due 2002     |
                                  ----------------------------------------------
                                    Itl. 400,000,000,000 | ISIN No. XS0076689024
                                    Series F Medium Term |
                                       Notes Due 2007    |
                                  ----------------------------------------------
                                    Itl. 400,000,000,000 | ISIN No. XS0084707313
                                    Series H Medium Term |
                                       Notes Due 2008    |
                                  ----------------------------------------------

                                  The aggregate principal amount of the
                                  outstanding Notes at December 31, 2002 was
                                  approximately US$1,595 million (not including
                                  accrued but unpaid interest or any other
                                  amounts outstanding relating to the Notes).

                                  We will pay consideration up to the Maximum
                                  Offer Consideration for the Debt Instruments.
                                  This means that if we receive tenders for an
                                  amount of Debt Instruments with an aggregate
                                  purchase price greater than the Maximum Offer
                                  Consideration, tenders will be prorated as
                                  described below.

                                  B) Telecom's credit facilities with financial
                                  creditors:

                                  In addition to the holders of the Notes, the
                                  Invitation is being extended to financial
                                  creditors under our existing credit
                                  facilities. Our indebtedness under these
                                  facilities aggregated approximately US$886
                                  million in principal amount (the "Credit
                                  Facility Debt") at December 31, 2002 (not
                                  including accrued but unpaid interest or any
                                  other amounts outstanding relating to the
                                  Credit Facility Debt). Participation by the
                                  holders of the Credit Facility Debt will be
                                  on the same economic terms as participation
                                  by the holders of the Notes but will be
                                  subject to terms and conditions particular to
                                  the relevant Credit Facility Debt as set
                                  forth herein and in the Bid Letters.

                                  In the event that we receive tenders for an
                                  amount of Debt Instruments with an aggregate
                                  purchase price greater than the Maximum Offer
                                  Consideration, tenders will be prorated as
                                  described below.

                                  The Invitation is not being extended to
                                  holders of our Commercial Debt Obligations.

Price Range....................   The Minimum Purchase Price and Maximum
                                  Purchase Price for the Debt Instruments for
                                  each currency in which our Debt Instruments
                                  are denominated is as follows:

                                                                                                                 Aggregate Principal
                                                                                                                 Amount of
Currency in which                                  Maximum Purchase                           Minimum Purchase   Outstanding Debt in
Debt Instrument is         Maximum Purchase        Price as a % of    Minimum Purchase        Price as a % of    Such Currency as of
Denominated                Price                   Principal          Price                   Principal          December 31, 2002
-----------------------    -------------------     ----------------   -------------------     ----------------   -------------------

U.S. Dollar                US$500 per US$1,000     50%                US$435 per US$1,000     43.5%              US$930 million
                           principal amount                           principal amount

Euro (and                  E500 per E1,000         50%                E435 per E1,000         43.5%              E1,342 million
predecessor                principal amount                           principal amount
currencies)

Japanese Yen               Y500 per Y1,000         50%                Y435 per Y1,000         43.5%              Y14,402 million
                           principal amount                           principal amount

Argentine Peso             P$500 per P$1,000       50%                P$435 per P$1,000       43.5%              P$65 million
                           principal amount                           principal amount

                                  If we purchase the Debt Instruments at the
                                  Minimum Purchase Price for the Maximum Offer
                                  Consideration, we will purchase the
                                  equivalent of US$598 million principal amount
                                  of Debt Instruments. If we purchase the Debt
                                  Instruments at the Maximum Purchase Price for
                                  the Maximum Offer Consideration, we will
                                  purchase the equivalent of US$520 million
                                  principal amount of Debt Instruments.

Procedures for Specifying
the Price ....................    In accordance with the instructions in the
                                  Letter of Transmittal or Bid Letter, holders
                                  desiring to tender their Debt Instruments
                                  pursuant to the Invitation may either:

                                  o  specify in the applicable section the
                                     price (in multiples of 2.50 (0.25%) per
                                     1,000 (in the applicable currency)
                                     principal amount) at which such Debt
                                     Instrument is being tendered, which price
                                     must not be less than the Minimum Purchase
                                     Price nor greater than the Maximum
                                     Purchase Price; or

                                  o  not specify a price, in which case the
                                     holder will be deemed to have specified
                                     the Minimum Purchase Price in respect of
                                     the Debt Instrument being tendered.

"Modified Dutch Auction"
Procedure and Purchase
Price........................     Under the "Modified Dutch Auction" procedure:

                                  o  We will accept Debt Instruments properly
                                     tendered (and not properly withdrawn)
                                     pursuant to the Invitation in the order of
                                     the lowest to highest tender prices
                                     specified or deemed to have been specified
                                     by tendering holders

                                     within the purchase price range and will
                                     select a clearing price (the "Purchase
                                     Price"), which will be the single lowest
                                     price so specified by the holders that
                                     will not be greater than the Maximum
                                     Purchase Price and not less than the
                                     Minimum Purchase Price, that will enable
                                     us to purchase an aggregate principal
                                     amount of Debt Instruments properly
                                     tendered and not properly withdrawn for
                                     consideration equal to the Maximum Offer
                                     Consideration (or, if Debt Instruments are
                                     properly tendered and not properly
                                     withdrawn for an aggregate purchase price
                                     less than the Maximum Offer Consideration,
                                     all of such Debt Instruments).

                                  o  We will pay the same Purchase Price
                                     (expressed as a percentage of principal
                                     amount of Debt Instruments) for all Debt
                                     Instruments properly tendered and accepted
                                     by us pursuant to the Invitation. The
                                     Purchase Price, expressed as a percentage
                                     of principal amount of Debt Instruments,
                                     will be the same for both Notes and Credit
                                     Facility Debt.

                                  If you wish to maximize the chance that your
                                  Debt Instruments will be purchased, you
                                  should either (i) check the box in the Letter
                                  of Transmittal (for holders of Notes) or in
                                  the Bid Letter (for holders of Credit
                                  Facility Debt) indicating that you will
                                  accept the Minimum Purchase Price, or (ii)
                                  not specify a price, in which case you will
                                  be deemed to have specified the Minimum
                                  Purchase Price in respect of the Debt
                                  Instruments being tendered. You should
                                  understand that this election or lack of
                                  election could result in your Debt
                                  Instruments being purchased at the Minimum
                                  Purchase Price.

Proration ......................  In the event that the aggregate purchase price for the amount of Debt Instruments
                                  properly tendered (and not properly
                                  withdrawn) pursuant to the Invitation prior
                                  to the Expiration Date at or below the
                                  Purchase Price exceeds the Maximum Offer
                                  Consideration then, subject to the terms and
                                  conditions of the Invitation, we will accept
                                  Debt Instruments for purchase and payment as
                                  follows:

                                  First, we will accept for purchase and
                                  payment all Debt Instruments properly
                                  tendered (and not properly withdrawn) at
                                  prices below the Purchase Price.

                                  Next, we will accept for purchase and payment
                                  Debt Instruments that are properly tendered
                                  (and not properly withdrawn) at the Purchase
                                  Price on a pro rata basis.

                                  In order to ensure that tendered Debt
                                  Instruments denominated in different
                                  currencies are prorated on an equal basis,
                                  before calculating the amount of Debt
                                  Instruments to be prorated, the Custodian
                                  will convert Debt Instruments tendered in
                                  currencies other than U.S. dollars into U.S.
                                  dollars at the applicable exchange rates
                                  quoted by Bloomberg L.P. as of 5:00 p.m., New
                                  York City time, on the second business day in
                                  Buenos Aires and New York City (such day a
                                  "Business Day") following the Expiration
                                  Date. These exchange rates will also be used
                                  by the Custodian to determine the aggregate
                                  amount of Debt Instruments to be accepted for
                                  purchase after proration, which amount will
                                  be converted from U.S. dollars back to their
                                  original currency of denomination.

                                  In all cases, we will make appropriate
                                  adjustments to avoid purchases of Notes in
                                  principal amounts not representing integral
                                  multiples of the Notes' original
                                  denominations. Any tendered Notes not
                                  purchased due to proration will be promptly
                                  returned to the holder thereof.

                                  As a result of proration, we may accept for
                                  purchase less than all of the tendered Notes
                                  of any particular series.

Expiration Date ................  4:00 p.m., New York City time, 5:00 p.m.,
                                  Buenos Aires time, on May 16, 2003, unless
                                  the Invitation is extended or earlier
                                  terminated.

Payment Date ..................   The payment date (the "Payment Date") for the
                                  Invitation will be a Business Day promptly
                                  after the Expiration Date.

Source of Funds ................  The source of funds required for us to consummate the Invitation will be available
                                  cash. The maximum amount of funds available
                                  to purchase the Debt Instruments pursuant to
                                  the Invitation is the equivalent of
                                  approximately US$260 million (calculated
                                  based on the exchange rates quoted by
                                  Bloomberg L.P. as of 5:00 p.m., New York City
                                  time, on the second Business Day following
                                  the Expiration Date). The Company has
                                  obtained the necessary approvals from the
                                  Banco Central of the Republic of Argentina
                                  (the "Central Bank") to purchase and apply
                                  the relevant currencies in an amount equal to
                                  the Maximum Offer Consideration. Funds in an
                                  amount equal to the Maximum Offer
                                  Consideration have been transferred in trust
                                  to the Escrow Agent (as defined below), who
                                  will hold such funds to guarantee any
                                  payments to be made pursuant to the
                                  Invitation.

Conditions to the Invitation ...  Our obligation to accept for purchase, and to pay for, Debt Instruments properly tendered
                                  (and not properly withdrawn)

                                  pursuant to the Invitation is subject to a
                                  number of conditions which we may, in our
                                  sole discretion, waive. See "The
                                  Invitation-Conditions to the Invitation".
                                  These conditions include, among other things:

                                  o  Following the commencement of the
                                     Invitation, there shall not have been any
                                     action, suit or proceeding threatened
                                     (which threat is documented) or pending
                                     that might adversely affect the
                                     Invitation.

                                  o  Following the commencement of the
                                     Invitation, we shall not have determined
                                     that the acceptance for payment of, or
                                     payment for, some or all of the Debt
                                     Instruments would violate any law or
                                     regulation or be illegal or constitute a
                                     breach of the terms and conditions of the
                                     relevant Debt Instrument, or be in
                                     conflict with any order, statute, law,
                                     rule, regulation, executive order, decree,
                                     or judgment of any court, agency,
                                     governmental or administrative authority
                                     having jurisdiction over us or the
                                     Invitation.

                                  o  The approval of the Central Bank for the
                                     conversion of pesos to other currencies
                                     and for the payment of the Purchase Price
                                     outside of Argentina shall remain valid
                                     and effective until the payment is made.

                                  o  Should, following the commencement of the
                                     Invitation, a new approval be required in
                                     order to conduct or consummate the
                                     transactions contemplated in the
                                     Invitation, or for the conversion of pesos
                                     to other currencies or for the payment of
                                     the Purchase Price outside of Argentina,
                                     such approval shall be obtained and shall
                                     remain valid and effective until the
                                     payment is made.

                                  o  Following the commencement of the
                                     Invitation, there shall not have occurred,
                                     at a domestic or international level, any
                                     circumstance or event which could cause a
                                     material adverse change in our financial
                                     or economic condition, or that of our
                                     group, in comparison with our financial
                                     condition as of December 31, 2002.

                                  o  Following the commencement of the
                                     Invitation, there shall not have occurred
                                     any material adverse change in our
                                     business, financial conditions in
                                     Argentina, Italy or the United States or
                                     in the financial markets in Argentina,
                                     Italy or the United States (or in any
                                     other international financial market).

                                  o  Following the commencement of the
                                     Invitation, there shall not have occurred
                                     any commencement of a new

                                     outbreak of war or armed hostilities, a
                                     material escalation of war or armed
                                     hostilities (in Iraq or otherwise), or
                                     other national or international crisis
                                     directly or indirectly relating to
                                     Argentina, Italy or the United States.

Termination, Waivers,
Extensions, Amendments .........  Subject to applicable securities laws and the terms and conditions set forth in the
                                  Invitation, we expressly reserve the right
                                  (but will not be obligated), to (i) terminate
                                  the Invitation if any of the conditions to
                                  the Invitation are not met, (ii) waive any of
                                  the conditions to the Invitation, (iii)
                                  extend the Invitation, (iv) amend the terms
                                  of the Invitation or (v) modify the
                                  consideration offered in the Invitation.

Procedures for Tendering Notes... If you desire to tender Notes pursuant to the
                                  Invitation you should do the following:

                                  o  if you are a direct participant in DTC,
                                     tender your notes through DTC, which will
                                     verify the tenders and execute a
                                     book-entry delivery of the tendered Notes
                                     to the Custodian's account at DTC through
                                     the Automated Tender Offer Program, known
                                     as "ATOP", maintained by DTC, by which you
                                     and the beneficial owner on whose behalf
                                     you are acting agree to be bound by the
                                     Letter of Transmittal (although a Letter
                                     of Transmittal need not accompany tenders
                                     effected through ATOP) and DTC will then
                                     send an agent's message to the Custodian
                                     for its acceptance; or

                                  o  if you are a direct participant in
                                     Euroclear or Clearstream, Luxembourg,
                                     either:

                                     - comply with the procedures established by
                                       Euroclear or Clearstream, Luxembourg, as
                                       applicable, or

                                     - arrange for your Notes to be held through
                                       a DTC participant and comply with the
                                       procedures specified above for direct
                                       participants in DTC; or

                                  o  if you are a beneficial owner of Notes
                                     that are registered in the name of a
                                     broker, dealer, commercial bank, trust
                                     company or other nominee, instruct such
                                     broker, dealer, commercial bank, trust
                                     company or other nominee to tender your
                                     Notes pursuant to the procedures of such
                                     custodial entity; or

                                  o  if you do not hold your Notes through an
                                     account with DTC, Euroclear or
                                     Clearstream, Luxembourg, or a broker,
                                     dealer, commercial bank, trust company or
                                     other

                                     nominee, contact the Information Agents or
                                     Dealer Managers for assistance in
                                     submitting your tender.

                                  We believe that Euroclear and Clearstream,
                                  Luxembourg will (a) collect from their direct
                                  participants instructions to participate in
                                  the Invitation (with respect to Notes held by
                                  them on behalf of their direct participants)
                                  and (b) forward those instructions to their
                                  respective custodian banks at DTC, who, in
                                  turn, will process these instructions in
                                  accordance with the procedures for direct
                                  participants in DTC. Euroclear and
                                  Clearstream, Luxembourg may impose additional
                                  deadlines in order to properly process these
                                  instructions. If you hold Notes directly or
                                  indirectly through Euroclear or Clearstream,
                                  Luxembourg, you are required to become aware
                                  of any such deadlines.

                                  See Annex A, Information for Tendering
                                  Holders of the Notes, in the section entitled
                                  "Procedures for Tendering Notes".

Procedures for Tendering Credit
Facility Debt.................    If you desire to tender Credit Facility Debt
                                  pursuant to the Invitation you should
                                  complete the Bid Letter and deliver it to the
                                  Custodian prior to the Expiration Date.

                                  The agreements and/or instruments governing
                                  the Credit Facility Debt, which we refer to
                                  as the governing documents, may restrict or
                                  prohibit the transactions contemplated by the
                                  Invitation. In the case of Credit Facility
                                  Debt outstanding under agreements that may be
                                  amended solely by the consent of the
                                  tendering holder and us, to the extent that
                                  we accept the tender of Credit Facility Debt,
                                  upon such acceptance, the governing documents
                                  for such Credit Facility Debt will be deemed
                                  to be immediately and automatically amended
                                  to permit the transactions contemplated by
                                  the Invitation.

                                  In the case of Credit Facility Debt
                                  outstanding under multiparty or syndicated
                                  credit agreements, the consent of parties
                                  other than the tendering holder and us may be
                                  required in order to permit the transactions
                                  contemplated by the Invitation. Holders of
                                  Credit Facility Debt outstanding under
                                  multi-party or syndicated credit agreements
                                  should consult their own legal counsel and
                                  contact the relevant agent bank, if any, with
                                  respect to the relevant provisions of the
                                  governing documents relating to its Credit
                                  Facility Debt. Telecom has provided the agent
                                  bank for each of its syndicated credit
                                  agreements with a form of amendment which may
                                  be executed by the required parties to such
                                  Credit Facility Debt in

                                  order to permit the transactions contemplated
                                  by the Invitation.

                                  See Annex B, Information for Tendering
                                  Holders of the Credit Facility Debt, in the
                                  section entitled "Procedures for Tendering
                                  Credit Facility Debt".

Withdrawal of Tenders ..........  Tenders of Debt Instruments may be withdrawn at any time prior to the Expiration Date.

Debt Instruments Not Accepted
For Purchase....................  Debt Instruments that are not purchased pursuant to the Invitation will remain
                                  outstanding.

                                  As a result of any purchase of Notes in
                                  connection with the Invitation, the aggregate
                                  principal amount of the Notes outstanding, as
                                  well as the number of holders of the Notes,
                                  will be reduced. This may adversely affect
                                  the liquidity of, and the market price for,
                                  the Notes that remain outstanding after the
                                  consummation of the transactions contemplated
                                  by the Invitation.

Acceptance of Tendered Debt
Instruments and Payment ........  Upon the terms of and subject to the satisfaction or the waiver of the conditions
                                  to the Invitation (including, if the
                                  Invitation is extended or amended, the terms
                                  and conditions of any such extension or
                                  amendment) and applicable law, we will accept
                                  for purchase, and thereby become obligated to
                                  pay the Purchase Price in respect of, all
                                  Debt Instruments properly tendered (and not
                                  properly withdrawn) pursuant to the
                                  Invitation at or below the Purchase Price
                                  prior to the Expiration Date, subject to
                                  proration. Only eligible holders of Debt
                                  Instruments whose Debt Instruments are
                                  accepted for purchase will receive the
                                  Purchase Price. Payment of the Purchase Price
                                  for Debt Instruments accepted for purchase
                                  will be made by the Custodian with funds
                                  provided by the Escrow Agent (as defined
                                  below).

Cancellation of Debt Instruments
Accepted For Purchase ..........  To the extent that we accept tendered Debt
                                  Instruments for purchase, on the Payment Date
                                  we will cancel all Notes and portions of
                                  Credit Facility Debt purchased by us pursuant
                                  to the Invitation. Upon the cancellation of
                                  the purchased Notes and Credit Facility Debt,
                                  such Notes and portions of Credit Facility
                                  Debt shall cease to be outstanding and our
                                  obligations to pay principal and any accrued
                                  but unpaid interest, as well as any other
                                  outstanding amounts with respect to such Debt
                                  Instruments, shall terminate.

Accrued Interest ...............  On the Expiration Date we intend to pay to all holders of Debt Instruments (regardless
                                  of whether they tender Debt Instruments
                                  pursuant to the Invitation):

                                  o  all accrued but unpaid interest on all of
                                     our outstanding Debt Instruments, to and
                                     including June 24, 2002 (without giving
                                     effect to any penalties or post-default
                                     increases); and

                                  o  30% of all accrued but unpaid interest
                                     (without giving effect to any penalties or
                                     post-default increases) on the outstanding
                                     principal of all of our outstanding Debt
                                     Instruments for the period beginning on
                                     June 25, 2002 and ending on December 31,
                                     2002

                                  provided, that we reserve the right not to
                                  make this interest payment if the Invitation
                                  is terminated prior to the Expiration Date.

                                  This accrued interest payment will be made to
                                  all holders of Debt Instruments of record as
                                  of April 30, 2003.

                                  We do not intend to pay interest on our
                                  existing Debt Instruments for any period
                                  after December 31, 2002.

                                  The accrued interest will not be included
                                  when we apply the "Modified Dutch Auction"
                                  procedure to determine the aggregate
                                  principal amount of Debt Instruments that we
                                  purchase. Under no circumstances will any
                                  additional interest be payable because of any
                                  delay in the transmission of funds to the
                                  holders of purchased Debt Instruments or
                                  otherwise.

Tax Matters ....................  For a discussion of certain tax matters relevant to holders of Notes, see Annex A,
                                  Information for Tendering Holders of the
                                  Notes, in the sections entitled "Material
                                  U.S. Federal Income Tax Considerations" and
                                  "Material Argentine Tax Considerations".

                                  Tendering holders should be aware that U.S.
                                  tax rules may require them to recognize
                                  ordinary income with respect to interest and
                                  at the same time recognize capital loss,
                                  which cannot be used to offset that interest
                                  income. Holders are urged to consult their
                                  tax advisors regarding the U.S. federal
                                  income tax consequences of the tender.

Dealer Managers ................  Morgan Stanley & Co. Incorporated and its
                                  affiliates. MBA Banco de Inversiones S.A.
                                  will act as dealer manager in Argentina only.

Information Agents .............  Georgeson Shareholder Communications Inc. (in
                                  the United State and Argentina) or GSC
                                  Proxitalia SpA (in Europe).

Custodian ......................  Mellon Investor Services LLC

Escrow Agent ...................  Deutsche Bank, S.A.

Processing Fee .................  A fee (the "Processing Fee") will be paid to certain banks and financial institutions for
                                  processing tenders of Notes accepted for
                                  purchase where the aggregate principal amount
                                  of Notes tendered by the Note holder is less
                                  than or equal to the equivalent of US$100,000
                                  in the relevant currency (calculated based on
                                  the exchange rates quoted by Bloomberg L.P.
                                  as of 5:00 p.m., New York City time, on the
                                  second Business Day following the Expiration
                                  Date). The Processing Fee in respect of Notes
                                  accepted for purchase will be paid to the
                                  bank or financial institution (each, a
                                  "Processor"), if any, designated by the
                                  beneficial owner of such Notes and will be
                                  equal to 0.25% of the aggregate principal
                                  amount of the Notes in respect of which such
                                  designation is made. Notwithstanding the
                                  above, the Processing Fee shall not exceed
                                  the equivalent of US$250,000 (in the relevant
                                  currency) for any bank or financial
                                  institution and its affiliates, for
                                  processing tenders of Notes. No Processing
                                  Fee will be available to banks or financial
                                  institutions for tendering or assisting in
                                  tenders of Credit Facility Debt.

                                  No Processing Fee will be paid with respect
                                  to Notes that are not accepted for purchase
                                  by us.

                                  Beneficial owners will be able to designate
                                  Processors in the accompanying Letter of
                                  Transmittal. In order for any Processor to
                                  receive the Processing Fee, the Processing
                                  Fee Form contained in the Letter of
                                  Transmittal must be completed and sent to the
                                  Custodian at the address set forth on the
                                  back cover of the Letter of Transmittal prior
                                  to the Expiration Date even if such
                                  beneficial owner's Notes are tendered through
                                  DTC's ATOP procedures.

                                 RISK FACTORS

RISK FACTORS RELATING TO PARTICIPATING IN THE INVITATION

     The purchase of the Debt Instruments contemplated by the Invitation may be delayed or may not occur and tendered Debt Instruments may not be transferred

     We are not obligated to accept the Debt Instruments tendered pursuant to the Invitation unless and until all conditions to the Invitation, including, without limitation, the requirement that we obtain all necessary government consents and approvals, and the absence of litigation, are satisfied. See "The
Invitation- Conditions to the Invitation". While we intend to seek all required government consents and approvals prior to the Expiration Date, additional approvals or other action may be required.

     We cannot predict whether we will be required to delay the acceptance for purchase or the payment for the Debt Instruments tendered pursuant to the
Invitation pending the outcome of such matters, and there can be no assurance that all approvals and other actions, if needed, will be obtained or taken.

     Accordingly, the holders that tender their Debt Instruments pursuant to the Invitation may have to wait longer than expected to receive their cash or to learn whether their Debt Instruments will or will not be accepted pursuant to the Invitation, during which time those holders of Debt Instruments will not be able to effect transfers of such Debt Instruments without properly withdrawing their tenders first.

     We may restructure our Debt Instruments on economic terms that are more or less favorable to holders than the terms of the Invitation

     We are working to achieve a consensual restructuring of our financial indebtedness. We have furnished a proposed plan to restructure all of our outstanding financial indebtedness to an ad hoc committee formed by certain of our creditors (the "Committee") for its consideration (the "Proposal"). See
"Information About the Company". However, we cannot assure you that any of the alternatives contemplated in the Proposal will be implemented as proposed, or at all. We reserve the right to amend the Proposal, discontinue any negotiations regarding the Proposal or to take further or different actions to achieve our restructuring goals. The restructuring alternatives in the
Proposal, as well as any other actions aimed to restructure our indebtedness, are subject to numerous risks and uncertainties, including but not limited to uncertainties relating to the results of the transactions contemplated by the
Invitation, our business and financial position, the economic and political conditions in Argentina, inflation and exchange rate risks, regulatory approvals, our ability to amend or modify our regulated rates and the outcome of our negotiations with the Committee and/or other creditors.

     In addition, our subsidiary, Telecom Personal (of which we own 99.99%), has developed a comprehensive restructuring proposal for its financial indebtedness that is not tendered pursuant to a separate invitation conducted by Telecom Personal ("Telecom Personal's Proposal"). See "Information About the
Company-Telecom Personal's Proposed Restructuring Plan". Telecom Personal's
Proposal is subject to uncertainties similar to those affecting our Proposal, except that Telecom Personal faces the additional risk that certain of its licenses and permits may be revoked if Telecom Personal files for a reorganization proceeding ("concurso preventivo"). The completion of the restructuring transactions contemplated by the Proposal is conditioned upon the completion of the transactions contemplated by Telecom Personal's Proposal and vice versa.

     Whether or not we reach a successful restructuring of our financial indebtedness through the Proposal, in the future we may refinance our outstanding Debt Instruments, in negotiated transactions or otherwise, on economic terms that are more or less favorable to holders of our Debt
Instruments than the terms of the Invitation.

     We may have to terminate or delay the Invitation and/or the Proposal if any of our creditors seeks to attach our assets or requests our bankruptcy

     Although our goal is to achieve a consensual restructuring, we cannot assure you that we will be successful in refinancing our outstanding financial indebtedness after completion of the Invitation. It is

possible that one or more of our creditors may seek to attach our assets prior to the time that we complete the transactions contemplated in the Invitation and/or the proposed restructuring. In addition, if a claim is filed requesting our bankruptcy ("quiebra") by one or more of our creditors, we may seek the assistance of the Argentine courts by filing for concurso preventivo or we may seek a prepackaged agreement ("acuerdo preventivo extrajudicial") with our creditors.

     We have been advised by our Argentine counsel that if we are forced into quiebra by one or more of our creditors, holders of our financial indebtedness, including holders of Debt Instruments, should expect the following:

     o    A court-appointed trustee will manage our business under the supervision of the Argentine court which will be subject to input from, but will not be bound by, the opinion of a committee of our creditors. In this respect, if the court considers that the interruption of the provision of an essential public service may cause severe damage to the creditors and the banks, the court may authorize the Company to continue providing such public service.

     o    All of our obligations will become due and payable immediately.

     o    Existing judicial claims from creditors, including trade creditors, will be considered by an Argentine court and the proceedings relating to such claims will be stayed. Holders of our Debt Instruments therefore may not be able to control the process, and their interests shall be treated in accordance with Argentine bankruptcy law, taking into account the interests of all creditors as a whole.

     o    Holders of our Debt Instruments will lose any rights of set-off against us that they had prior to the quiebra.

     o    Holders of our Debt Instruments might have to wait for an extended period of time before the quiebra proceedings are completed, and during such period we could lose significant value.

     o    Under the Argentine court's supervision, the trustee will identify all of our assets and liabilities, liquidate our assets and distribute the proceeds from such liquidation among all our creditors in the preferential order set forth under Argentine bankruptcy law.

     o    Foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate of the date on which the quiebra is declared or at maturity, if maturity occurred before the quiebra was declared.

     o    Interest on our debts, including on the Debt Instruments, will cease to accrue.

     o    If we are forced into quiebra, the Argentine government will revoke our license to provide telecommunications services, including fixed-line telephony services.

     o    If our license to provide fixed-line telephony services is revoked, our controlling shareholder may be forced to transfer the shares and capital contributions in trust to the relevant regulatory entity, who will sell such shares and capital contributions in an auction. If this occurs, the proceeds of the sale minus fees, expenses, taxes and/or penalties will be delivered to the controlling shareholder.
          Once the shares and the capital contributions have been awarded to a new entity in the auction, a new license will be issued. During such period of time the regulatory entity may appoint one or more operators to temporarily provide the services formerly provided by
          us. Any such operator will be paid out of the proceeds of the sale of the shares.

     We have been advised by our Argentine counsel that in order to reorganize our financial indebtedness under a concurso preventivo, we would need to obtain the approval of the majority of our unsecured creditors representing two-thirds of our liabilities filed in the concurso preventivo proceedings and admitted by the Argentine court. During the period of the concurso preventivo, the holders of our financial indebtedness, including holders of Debt Instruments, should expect the following:

     o    With the exception of a limited number of transactions that would require court approval (which approval will be subject to input from, but will not be bound by, the opinion of a committee of our creditors), we would continue to be in charge of the management of our business while under the supervision of a trustee.

     o    All of our obligations will become due and payable immediately.

     o    Existing judicial claims from creditors, including trade creditors, will be considered by an Argentine court and the proceedings relating to such claims will be stayed. Holders of our Debt Instruments therefore may be unable to control the process, and their interests may be given less weight by the Argentine court when considered in comparison with the interests of all creditors as a whole.

     o    The claims of holders of our Debt Instruments will be restructured on terms that cannot be predicted at this time, but they could be more or less favorable than the terms being offered pursuant to the
          Invitation.

     o    For purposes of calculating the required majority, restructured claims will be denominated in pesos to calculate outstanding debt and determine the relative position of each creditor at the exchange rate as of the date of the bankruptcy trustee's filing of its report discussing each proof of claim.

     o    Holders of our Debt Instruments may have to wait for an extended period of time before the concurso preventivo proceedings are completed, and during such period we could lose significant value.

     o    Interest on our debts, including on the Debt Instruments, will cease to accrue.

     o    Our assets would be protected against claims by our creditors, including but not limited to attempts to attach or liquidate our assets.

     o    No payments of principal or interest can be made by us to our creditors.

     o    Holders of our Debt Instruments will lose any rights of set-off against us that they had prior to the concurso preventivo.

     o    If the concurso preventivo fails, holders of our Debt Instruments will be left with a claim in a quiebra.

     We have been advised by our Argentine counsel that we may also reorganize our financial indebtedness pursuant to an acuerdo preventivo extrajudicial if we are able to obtain the approval of the majority of our creditors representing two-thirds of the total liabilities of the Company and a court endorsement. Such an agreement would have a binding effect on all of our creditors, including those that reject or do not execute such agreement. Any monetary claims against us would be suspended by the Argentine courts at the time such agreement is filed for endorsement.

     If any of our creditors attaches our assets or forces us into quiebra, or if we have to seek court protection through a concurso preventivo or an acuerdo preventivo extrajudicial prior to completion of the Invitation or the implementation of the Proposal, we may be required to terminate or delay the
Invitation and/or the Proposal, as the case may be.

     Bankruptcy laws may limit the ability of the tendering holders to retain the payment received for the Debt Instruments

     The cash payments made to the tendering holders of Debt Instruments contemplated in the Invitation could be declared ineffective if we are forced into quiebra. Depending on the date when we became insolvent, an Argentine court may determine that certain payments constitute an unlawful preference.
Payments made within a period of up to two years prior to a bankruptcy judgment
(the "Suspect Period") may be subject to being declared ineffective, thereby causing any such payments to be transferred back to the Argentine court.

     Although our Argentine counsel believes that the cash payments made to holders of Debt Instruments pursuant to the Invitation would not be declared ineffective according to Argentine bankruptcy law, we cannot assure you that if we are forced into quiebra, the cash payments made pursuant to the Invitation will not be declared ineffective by an Argentine court analyzing our dealings during the Suspect Period.

     We may purchase any remaining Debt Instruments not tendered pursuant to the Invitation on terms that may be more or less favorable to holders of our Debt Instruments than the terms of the Invitation

     In the future we may refinance all of our outstanding financial indebtedness, in negotiated transactions or otherwise, on economic terms that are more or less favorable to holders of our Debt Instruments than the terms of the Invitation. Specifically, holders of our financial indebtedness may be invited to submit offers to sell their financial indebtedness for cash, or we may purchase financial indebtedness in the open market, in each case, at prices that may be in excess of the Maximum Purchase Price or below the Minimum
Purchase Price. In addition, we may pay principal and interest on all of our financial indebtedness. We may also launch an exchange offer for bonds or other financial indebtedness. Any such measures may have a positive impact on the value of the Debt Instruments. Our decision to take any such action will depend in each case on various factors, including but not limited to applicable interest rates, the amount of financial indebtedness purchased by the Company in any prior transaction and the economic, business, political, environmental or other conditions in Argentina, Italy, the United States or elsewhere.

RISK FACTORS RELATING TO YOUR INVESTMENT IN TELECOM

     If your Debt Instruments are not properly tendered pursuant to the
Invitation and accepted for purchase by us, you will continue to bear the risks associated with an investment in Telecom, an Argentine company. In addition to the risk factors discussed below, please see "Item 3-Key Information-'Risk
Factors'" in our Annual Report on Form 20-F for the fiscal year ended December
31, 2001, for a discussion of the risks associated with Argentine companies and with Telecom in particular.

Risk Factors Relating to the Current Economic Crisis in Argentina and its
Effects on Telecom

     Overview

     Substantially all of our property, operations and customers are located in
Argentina and most of our indebtedness is denominated in U.S. dollars and
Euros. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in
Argentina and on rates of exchange between the peso and such other currencies.
As detailed below, the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of U.S. dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and will continue to adversely affect our financial position and results of operations and may continue to impair our ability to make payments of principal and/or interest on our outstanding indebtedness.

     Recent political and economic instability in Argentina have paralyzed commercial and financial activities

     Since the second half of 1998, the Argentine economy has been in a recession that has caused real gross domestic product to decrease by 3.9% in
1999, by 0.8% in 2000 and by 4.4% in 2001.

     In 2001, Argentina experienced increased capital flight, decreased economic activity and continuing political infighting. As the recession caused tax revenue to drop, the public sector relied increasingly on financing from local, and to a lesser extent foreign, banks, effectively foreclosing private sector companies from bank financing. Consequently, the creditworthiness of the public sector began to deteriorate while interest rates increased to record highs.

     Severe political and economic uncertainty and speculation about the eventual abandonment of the convertibility law, which fixed the exchange rate at one peso per U.S. dollar (the "Convertibility Law"), following the expected default by the Argentine government, generated numerous deposit withdrawals in the banking sector. On December 3, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were designed to preserve the banking sector from collapse, because under the Convertibility Law, the Central Bank's ability to issue pesos in order to provide liquidity was restricted. Although the deposit freeze was announced as a temporary measure, it was perceived as a further paralysis of the economy and it worsened the political, social and economic crises.

     After his appointment on January 1, 2002, President Duhalde and the
Argentine government undertook a number of far-reaching initiatives, including:

     o    amending the Convertibility Law, with the resulting devaluation of the peso;

     o    suspending payments of principal and interest on certain of
          Argentina's sovereign debt;

     o    converting domestic U.S. dollar-denominated debts into
          peso-denominated debts at a one-to-one exchange rate;

     o    converting U.S. dollar-denominated bank deposits into
          peso-denominated bank deposits at an exchange rate of P$1.40 per U.S.
          dollar;

     o    restructuring bank deposits and restrictions on transfers abroad;

     o    amending the Central Bank's charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

     o    requiring the obligatory sale by all banks of all their foreign currency held in Argentina to the Argentine Central Bank at an exchange rate of P$1.40 per U.S. dollar (this initiative is currently suspended).

     The rapid and radical nature of changes in the Argentine social, political, economic and legal environment, including the Argentine Supreme
Court's decision declaring the conversion of U.S. dollardenominated deposits into pesos unconstitutional, have created significant uncertainty. As a result, commercial and financial activities in Argentina decreased significantly in
2002, further aggravating the economic recession that precipitated the current crisis. Real gross domestic product dropped by an estimated 10.9% in 2002, and the unemployment rate rose to 17.8% as of October 31, 2002.

     Elections for a new president are scheduled for April 27, 2003 and it remains unclear what the outcome of those elections will be and how that outcome will affect the composition of the Argentine government, the laws it promulgates and the economy. The new presidential term begins in May 2003.

     Argentina's insolvency and default on its public debt have aggravated the current financial crisis

     As of December 2001, Argentina's federal gross public debt was approximately US$144,000 million. As of September 2002, Argentina's total public debt was approximately US$129,794 million. On December 23, 2001, the
Argentine government declared the suspension of payments on certain of
Argentina's sovereign debt. Furthermore, the ensuing paralysis of economic activity had caused tax collections to drop dramatically in U.S. dollar terms.

     The Argentine government has not yet reached a comprehensive restructuring agreement with its creditors. The Argentine government's insolvency, its default and its inability to obtain financing can be expected to affect significantly the private sector's ability to restore economic growth in the long term, and may result in deeper recession, higher inflation and unemployment and greater social unrest. As a result, our business, financial condition and results of operations will likely be materially and adversely affected.

     The devaluation of the peso creates greater uncertainty as to Argentina's economic future

     On January 6, 2002, the Argentine government enacted Public Emergency Law
No. 25,561 and applicable regulations, including Decree No. 293/02
(collectively, the "Public Emergency Law"), putting an end to ten years of U.S.
dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank's reserves in gold, foreign currency and foreign currency-denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the Executive Branch of the
Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. In early January 2002, the Executive
Branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank

approval, and import and export transactions at an exchange rate of P$1.40 per
U.S. dollar and a floating rate to be freely determined by the market for all other transactions.

     On January 11, 2002, after the Central Bank ended a banking holiday that it had imposed with some interruptions since December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce U.S. dollars caused the U.S. dollar to trade well above the P$1.40 per
U.S. dollar rate used by the government. On February 8, 2002, the Executive
Branch eliminated the dual exchange rate in favor of a single floating rate for all transactions. As of April 11, 2003, the peso-U.S. dollar exchange rate was approximately P$2.90 = US$1.00.

     The Argentine government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso, as peso-denominated tax revenues constitute the primary source of its earnings, while most of its financial liabilities are U.S. dollar-denominated. The adoption of austere fiscal measures which would be required to repay the
Argentine government's debt and to balance its budget after the devaluation could lead to further social unrest and political instability.

     Argentina has found few opportunities to effectively raise capital in the international markets amid sustained lack of investor confidence in Argentina's ability to make payments due on its sovereign debt and in the Argentine economy generally. The devaluation of the peso and accompanying economic policy measures were intended by the Argentine government to redress the effects of unemployment and to stimulate economic growth. However, the success of such measures is predicated on the ability of the Argentine government to elicit confidence among the local and international financial and business communities in the sustainability of its reforms, the recovery of liquidity in the banking sector, the stability of the peso at current exchange levels (which have been supported in part by the Central Bank interventions in the exchange market) and the absence of significant inflation. Without such confidence, investment is likely to retract, economic activity is likely to contract further, unemployment could increase beyond current levels, tax revenue could drop and the fiscal deficit could widen.

     There can be no assurance that the political environment and social conditions currently prevailing in Argentina will enable the government to implement such measures over time or to announce and implement others required by international investors and multilateral credit agencies, or that such measures, if announced and implemented, will be found to be satisfactory by international investors and multilateral credit agencies such that new credit will be made available to both the public and private sectors in Argentina.
Consequently, adverse economic conditions in the Argentine economy are likely to continue to impair our business and financial condition and results of operations.

     There is risk that the Argentine financial system will collapse

     Although deposits in the Argentine banking system had been declining for a number of years, in the last quarter of 2001 a significant amount of deposits were withdrawn from Argentine financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. For the most part, banks suspended the disbursement of new loans and focused on collection activities to be able to pay their depositors. However, the general unavailability of external or local credit created a liquidity crisis which triggered numerous payment defaults in the public and private sectors, which in turn have undermined the ability of many Argentine banks to pay their depositors.

     To prevent a run on the U.S. dollar reserves of local banks, on December
3, 2001, the government of President De la Rua restricted the amount of money that account holders could withdraw from banks. Subsequently, the government of
President Duhalde released a schedule stating how and when such deposits would become available. These restrictions, with certain modifications, are still in place today. In addition, on February 4, 2002, pursuant to Emergency Decree No.
214, the Argentine government announced the conversion of all foreign currency-denominated deposits into peso-denominated deposits, and set the exchange rate for this conversion at P$1.40 per U.S. dollar, and announced the issuance by the government of U.S. dollar-denominated bonds that, at the option of depositors, may be exchanged for the converted deposits. Despite these restrictions, on April 25, 2002, pursuant to Law 25,587, the Argentine government announced another banking freeze in order to prevent further withdrawals from the financial system. Furthermore, on

June 3, 2002, the Argentine government published Decree No. 905 in the Official
Gazette which set forth the requirements with which the deposit holders must comply in order to exercise the option to swap their deposits for the bonds referred to above, and the terms and conditions of these bonds.

     While the restriction on bank withdrawals and the mandatory conversion of
U.S. dollar deposits to pesos have shielded banks from a further massive withdrawal of deposits, they have also led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest resulting in widespread public protests. On February 1, 2002, the
Argentine Supreme Court declared some of the measures adopted by the government to prevent withdrawals of deposits unconstitutional. The government has continued to enforce these restrictions, although it has relaxed some of the limitations to permit certain withdrawals. The solvency of the Argentine financial system is currently in jeopardy, and the system's failure would have a material and adverse effect on the prospects for economic recovery and political stability.

     On March 5, 2003, the Argentine Supreme Court declared the conversion of
U.S. dollar-denominated deposits into pesos unconstitutional. The case concerned a US$247 million deposit of the Argentine Province of San Luis in
Banco de la Nacion Argentina, a bank wholly owned by the Argentine government.
Although the decision is binding only on the parties to the case, Argentine
Supreme Court decisions are generally adhered to by lower Argentine courts. In several places the ruling indicates that cases brought by other depositors are similar to the one under analysis by the Supreme Court. Therefore, the decision may be followed in cases brought by depositors. The Argentine government has not yet determined how and to what extent it will grant financial assistance to the banks that might be ordered to pay U.S. dollars in connection with writs of
"amparo" initiated by depositors to obtain the return of their deposits in U.S.
dollars or in pesos at the prevailing exchange rate at the time of the payment.
Failing such financial assistance, or absent any other solution to the cascade of law suits that financial institutions may be exposed to, such as a compulsory rescheduling of deposits, the entire financial system may collapse.
Likewise, the granting of financial assistance to financial institutions may cause inflation, which could have dramatic and unpredictable consequences on the Argentine economy.

     On April 1, 2003, the Executive Branch of the Argentine government passed
Decree 739/03, providing that depositors may elect to be paid in cash and/or government bonds according to the amount of their deposits.

     The Central Bank has imposed restrictions on the transfer of funds outside of Argentina, which could prevent us from making payments on our external debt

     From December 3, 2001 until January 2, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. Effective
January 2, 2003, the Central Bank's prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest will be required if certain substantial conditions are not met, as set out in
Comunicacion "A" 3843 dated December 26, 2002, as amended by Comunicacion "A"
3866 dated January 16, 2003, by Comunicacion "A" 3880 dated February 13, 2003, by Comunicacion "A" 3895 dated March 13, 2003 and by Comunicacion "A" 3909 dated March 27, 2003.

     There can be no assurance that the Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal or interest payments by us to our foreign creditors. While we have obtained authorization from the Central Bank to make payments pursuant to the Invitation prior to June 30, 2003, there can be no assurance that such authorization will be extended if, for any reason, the Payment Date for the Invitation occurs after June 30, 2003.

     Our results of operations have been, and may continue to be, materially adversely affected by the devaluation of the peso and the economic conditions currently prevailing in Argentina

     We realize substantially all of our revenues in Argentina in pesos and, as a result, the devaluation of the peso has had a material adverse effect on the
U.S. dollar value of our earnings and our ability to service our debt which is largely denominated in U.S. dollars. In addition, the devaluation of the peso has had a material adverse effect on our financial condition, as our largely peso-denominated assets have depreciated accordingly against our largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt in pesos, with further adverse effects on our results of operation and financial condition. As of December 31, 2002, consolidated current assets were lower than current liabilities by P$9,564 million.

     Our revenues consist, in part, of monthly basic charges, measured service charges and other charges which are based on units denominated as "pulses". The rates charged by us were, until recently, expressed in U.S. dollars and adjusted twice annually according to the U.S. Consumer Price Index. Through the
Public Emergency Law, the Argentine government eliminated all "indexing adjustments" in rates for public works and services, and mandated that the rates previously subject to indexing adjustments be "pesified" at a rate of
P$1.00 = US$1.00. Therefore, despite the fact that the peso no longer has parity with the U.S. dollar, we are currently being forced to charge rates to our customers as if parity between the two currencies were still in effect. We are currently in negotiations with the Argentine government regarding the rates that we may charge in the future.

     The devaluation of the peso and the "pesification" of certain rates as well as general recessionary conditions in Argentina have had and continue to have a significant impact on our net income. The current recession coupled with a rise in inflation in 2002 has led to a reduction of wages in real terms across all class sectors of the Argentine population. This reduction has resulted and may continue to result in reduced usage of our services, a deterioration in the collection of accounts receivable, and a consequent reduction in our revenues and cash inflows.

     Substantial inflation has occurred following the amendment of the
     Convertibility Law, thereby further impacting our revenues

     Since the devaluation of the peso, consumer price inflation in Argentina has risen significantly, reaching 40.9% in the year 2002. If future rates are not adjusted to account for inflation in Argentina, this could have a material adverse effect on our financial condition and results of operations.

     The current economic environment in Argentina and the adverse conditions in the capital markets of Argentina have impaired our ability to service our debt obligations

     In managing our liabilities and anticipating our liquidity requirements, we expected that we would meet our short- and long-term debt obligations and short-term capital expenditures through internally-generated funds, third-party financing and access to capital markets. However, in light of recent economic developments in Argentina, we have been unable to access the capital markets and these third-party financing sources are currently not available in amounts sufficient to enable us to refinance our debt obligations. In addition, as a result of the devaluation and volatility of the peso and the "pesification" of certain of our rates at a rate of P$1.00 = US$1.00, our internally-generated funds alone are not sufficient to meet our debt obligations. Furthermore, the current economic environment in Argentina may worsen in the short term, and further harm our ability to meet our current and future debt obligations.

     As a result of the factors described above, on April 2, 2002, we announced the suspension of principal payments on our outstanding financial indebtedness as well as the outstanding financial indebtedness of our Argentine subsidiaries. On June 24, 2002, as a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current economic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine government concerning adjustment of regulated rates, we announced the suspension of interest payments on our outstanding financial indebtedness. Although we are working to develop a debt restructuring plan, no assurance can be given that successful restructuring efforts will occur and enable us to extend our current liabilities and remain a going concern or that, absent any available legal or contractual remedies, we will not be forced into quiebra or file for concurso preventivo.

     Uncertainties resulting from the current economic situation in Argentina and recent changes to regulations affecting us give rise to a substantial doubt as to our ability to remain a going concern

     As a result of the current economic situation in Argentina and recent modifications to regulations affecting us, as further described under the risk factors discussed above, we cannot assure that we will be able to obtain financial resources to repay or refinance our debt or that the outcome of the pending renegotiation of rates with the government will not have a material adverse effect on our financial condition or results of operations.

Risk Factors Relating to Telecom

     Our inability to service our debt obligations has caused certain of our creditors to exercise their right to accelerate our indebtedness to them

     On April 2, 2002, we announced the suspension of principal payments on our outstanding financial indebtedness as well as the outstanding financial indebtedness of our Argentine subsidiaries, and on June 24, 2002, we announced the suspension of interest payments on our outstanding financial indebtedness.
As a result of these suspensions, our creditors generally have the right to accelerate the maturity of our indebtedness to them and to demand payment of the full amounts payable under their respective Debt Instruments. Certain of our creditors and creditors of Telecom Personal, including members of the
Committee, have exercised their rights to accelerate their maturity. Although, to our knowledge, our creditors have not generally sought to enforce their demands in the courts to date, the enforcement of such acceleration notices against us would impair our ability to continue as a going concern. In addition, if we are not successful in refinancing our outstanding financial indebtedness, we will continue to be significantly limited in our ability to meet our debt service obligations. See "Information About the Company".

     Rate adjustments could adversely affect our revenues

     Because of the current economic crisis, and in accordance with the Public
Emergency Law, in January 2002, rates for basic telephone and long distance services as well as for interconnection rates were converted to pesos and fixed at an exchange rate of P$1.00 = US$1.00. We are currently in negotiations with the Argentine government regarding the rates we may charge in the future.
According to the Public Emergency Law, while undertaking these negotiations, the government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services, and our profitability.
We are unable to predict the outcome of these negotiations and the rate scheme which will be applied in the future. Moreover, we are unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional capital expenditure or investment requirements on telecommunications companies, including us, and if such spending requirements are imposed, whether we will be able to meet those requirements.

     Rate restrictions and reductions of some scope and magnitude may continue for a number of years and may reduce revenues from basic services and other services. While we intend to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in U.S. dollar terms.

     Our creditors may be unable to attach certain of our assets to secure a judgment

     Argentine courts will not enforce any attachment with respect to property which is located in Argentina and determined by the court to be dedicated to the provision of essential public services. A substantial portion of our assets may be considered to be dedicated to the provision of an essential public service. If an Argentine court were to make such a determination with respect to certain of our assets, those assets would not be subject to attachment, execution or other legal process and our creditors may not be able to realize a judgment against our assets.

     We may be subject to measures by the Argentine government which may impose an obligation to provide telecommunications services without compensation

     In June 2002, the Argentine House of Representatives approved a proposal known as the "Polino Proposal" which declared a state of emergency for the following users of basic telephony services (the "Polino Beneficiaries"): (i)
residential customers, (ii) small- and medium-sized companies and (iii)
not-for-profit organizations. The Polino Proposal provides that (i) the operators shall restore any services currently suspended for any defaults in payments by the Polino Beneficiaries, (ii) the operators shall waive any penalties applicable to late payments for services and shall refinance any amounts due by the Polino Beneficiaries (operators must allow a minimum of 12 and a maximum of 36 installments for the payments of any amounts due) and (iii)
the operators shall accept bonds issued by the federal government, Argentine provinces or the City of Buenos Aires as method of payment. Operators that do not comply with the measures described above will be subject to fines of up to five times the value of the monthly charges for the basic telephony to the affected Polino Beneficiary. The Polino Proposal currently proposes that the measures described above shall be applicable for a term of 180 calendar days after its enactment. The effectiveness of the Polino Proposal is subject to approval by the Senate and promulgation by the Executive Branch of the
Argentine government.

     As of the date of this document, the Polino Proposal has neither been vetoed nor passed by the Executive Branch nor considered and approved by the
Senate. It has, however, been approved by the Chamber of Deputies. The effectiveness of the Polino Proposal or any similar measure adopted by any governmental authority would have a significant impact on our results of operations.

Risk Factors Relating to Notes Not Accepted for Purchase

     The purchase of Notes tendered pursuant to the Invitation may result in reduced liquidity of remaining Notes

     Our purchase of Notes tendered pursuant to the Invitation will reduce the amount of Notes that might otherwise trade publicly as well as the number of holders of the Notes, which may adversely affect the liquidity of, and the market price for, the Notes that remain outstanding after the consummation of the transactions contemplated by the Invitation.

Risk Factors Relating to Investing in Argentine Companies

     Future Argentine government policies will likely significantly affect the economy as well as the operations of the telecommunications industry

     The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the current Argentine crisis, the
Argentine government has promulgated numerous, far-reaching and, at times, inconsistent laws and regulations affecting the economy as well as telecommunications companies in particular. We cannot assure you that laws and regulations currently governing the economy or the telecommunications industry will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign currency-denominated debt obligations.

     Due to the current social and political crisis, companies in Argentina also face the risk of civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies, including royalty and tax increases and retroactive tax claims. In addition, investments in Argentine companies may be further affected by changes in laws and policies of the United States affecting foreign trade, taxation and investment.

                          FORWARD LOOKING STATEMENTS

     Certain information included in this document contains information that is forward looking, including but not limited to:

     o    the impact of the emergency laws and subsequent related laws enacted by the Argentine government;

     o    the Company's plans to restructure its outstanding financial indebtedness;

     o    the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

     o    the impact of rate changes on revenues; and

     o    the effects of operating in a competitive environment.

     Forward looking statements may also be identified by words such as
"believes", "expects", "anticipates", "projects", "intends", "should", "seeks",
"estimates", "future" or similar expressions. Such forward looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

     o    uncertainties relating to political and economic conditions in
          Argentina;

     o    uncertainties relating to the restructuring of the Company's financial indebtedness;

     o    inflation and exchange rate risks;

     o    the impact of the emergency laws enacted by the Argentine government which resulted in the amendment of the Convertibility Law;

     o    the devaluation of the peso;

     o    restrictions on the ability to exchange pesos into foreign currencies;

     o    the adoption of a restrictive currency transfer policy;

     o    the conversion into pesos of rates charged for certain public services;

     o    the elimination of indexes to adjust rates charged for certain public services;

     o    the possible adjustment to the Company's rates;

     o    the Executive Branch's announced intention to renegotiate the terms of the concessions granted to public service providers, including the
          Company;

     o    nationalization;

     o    the impact of regulatory reform and changes in the regulatory environment in which the Company operates; and

     o    the effects of competition.

     Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on our financial condition. Other relevant factors may include, but are not limited to:

     o    the current and ongoing recession in Argentina;

     o    inflationary pressure and reduction in consumer spending; and

     o    the outcome of certain legal proceedings.

     These forward looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward looking statements.

     Readers are encouraged to consult our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and our periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange
Commission (the "SEC"). See "Where You Can Find More Information".

     We undertake no obligation to make any revision to the forward looking statements contained in this document or to update them to reflect events or circumstances occurring after the date of this document.

                         INFORMATION ABOUT THE COMPANY

     Telecom Argentina STET-France Telecom S.A., a sociedad anonima organized under Argentine law, with headquarters located at Alicia Moreau de Justo 50
(C1107AAB) Buenos Aires, Argentina, provides public telecommunications services in Argentina, in particular fixed-line local, national and international long distance services, as well as data transmission and access to Internet service, and through our subsidiaries, we provide mobile telecommunications services and publish telephone directories.

     As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the peso, the conversion into pesos of our rates at the ratio of P$1.00 = US$1.00 and uncertainties surrounding the adjustment of our regulated rates, in the first half of 2002 we announced the suspension of payments of principal and interest on our financial debt obligations.

     We are making the Invitation in order to reduce the principal amount of our outstanding indebtedness and our ongoing debt service obligations, and to provide holders of the Debt Instruments the opportunity to reduce their holdings of Debt Instruments in exchange for cash. We intend to cancel any
Notes and portions of Credit Facility Debt that we accept for payment. Except as described under "The Invitation-Accrued Interest", all accrued but unpaid interest, as well as any other amounts outstanding relating to the Debt
Instruments that we accept for payment, will also be cancelled.

     The Debt Instruments constitute all of our unconsolidated financial indebtedness, which as of December 31, 2002 included:

     o    approximately US$1,595 million aggregate outstanding principal amount of Notes;

     o    approximately US$886 million aggregate outstanding principal amount of Credit Facility Debt owed to financial institutions relating to working capital loans, debt issuances and trade financings; and

     o    approximately US$147 million aggregate accrued but unpaid interest on the Notes and Credit Facility Debt.

     The Debt Instruments are denominated in various currencies. As of December
31, 2002, the principal amount of our outstanding financial indebtedness, by currency of denomination, was as follows: approximately US$930 million, E1,342 million, (yen)14,402 million and P$65 million. Throughout this document, these amounts have been translated into U.S. dollars at the rates specified in
"Currency of Presentation" solely for the convenience of the reader, using exchange rates in effect as of December 31, 2002.

     If we purchase Debt Instruments at the Minimum Purchase Price for the
Maximum Offer Consideration our aggregate outstanding principal on the Notes and Credit Facility Debt would be reduced by the equivalent of US$598 million, or 24.1%, from the amount outstanding at December 31, 2002. If we purchase Debt
Instruments at the Maximum Purchase Price for the Maximum Offer Consideration
our aggregate outstanding principal on the Notes and Credit Facility Debt would be reduced by the equivalent of US$520 million, or 21.0%, from the amount outstanding at December 31, 2002.

     In addition to the financial indebtedness described above, we also have commercial debt obligations, which include trade payables and operating lease obligations ("Commercial Debt Obligations"). We have been paying our Commercial
Debt Obligations as they become due and intend to remain current in these obligations. We are not extending the Invitation to holders of our Commercial
Debt Obligations.

Proposed Restructuring Plan

     In addition to making the Invitation, we are working with our financial advisors to develop a comprehensive plan to restructure our outstanding financial indebtedness that is not accepted for purchase pursuant to the
Invitation.

     Since June 2002, we have been engaged in discussions and negotiations with an ad hoc committee formed by seven of our lenders under our Credit Facility
Debt (the "Committee"), including discussions on alternative proposals to effect a restructuring of our financial indebtedness. These discussions and negotiations have focused on, among other things, the level of debt to be issued to such creditors and rates of interest

thereon, the structure and terms of any equity-linked instrument to be issued to creditors, the amount of equity capital that creditors would receive and the extent, if any, to which any of the new debt obligations would be collateralized. We are also having discussions and negotiations with representatives of certain of our bondholders.

     We have recently furnished a revised plan for the restructuring of all of our outstanding financial indebtedness (the "Proposal") to the Committee for its consideration. Although the Committee has not approved the Proposal, the
Proposal reflects comments and concerns expressed by the Committee in the course of discussions with them. We intend to continue discussions and negotiations with the Committee with a view toward reaching an agreement on a mutually acceptable plan. There can be no assurance we will reach an agreement with the Committee, or that if such agreement is reached, it will be acceptable to the number of creditors required to implement such debt restructuring plan.
Additionally, such plan would be subject to receiving the appropriate regulatory approvals.

     Under our current Proposal, we would restructure our outstanding financial indebtedness by exchanging outstanding Debt Instruments for new debt obligations with new payment terms and for equity related securities. The new debt obligations would be denominated in the same currency as the Debt
Instruments being exchanged. Under the Proposal we would present two different consideration packages and permit our creditors to elect to exchange their Debt
Instruments for the consideration alternative preferred by them, subject to certain limits on the maximum aggregate principal amount of debt subscribing to each option, as set forth below (in equivalent U.S. dollars):

     The proposed new Telecom obligations would be comprised of:

     o    US$609 million aggregate principal amount of new senior debt instruments with mandatory amortizations from 2004 through 2008, an average life of 3.7 years and bearing interest at LIBOR+250 basis points per annum, subject to a cap of 6% ("Senior Debt 1");

     o    US$776 million aggregate principal amount of new senior debt instruments with mandatory amortizations from 2010 through 2015, an average life of 10.5 years and bearing interest at LIBOR+50 basis points per annum, subject to a cap of 3% ("Senior Debt 2");

     o    US$96 million aggregate principal amount of new senior debt instruments with maturity in 2015 and bearing interest at LIBOR+50 basis points per annum, subject to a cap of 3% ("Senior Debt 3");

     o    Non-voting preferred shares of Telecom convertible at the holders'
          option (subject to a limited nonconversion period) into common shares of Telecom (the "Convertible Preferred Shares"). The Convertible
          Preferred Shares and the common shares to be issued upon conversion of the Convertible Preferred Shares (the "New Common Shares") would contain limitations on accumulation to be included in the by-laws of the Company. The issuance of the Convertible Preferred Shares and the
          New Common Shares would be subject to shareholders' and regulatory approvals. The Convertible Preferred Shares to be issued to Telecom's creditors would be convertible into New Common Shares representing
          22.5% of the common shares of Telecom.

     Senior Debt 1 and Senior Debt 3 would be mandatorily prepayable based on excess cash, with Senior Debt 3 prepayable in full prior to any prepayments on
Senior Debt 1. Under the Proposal:

     o    Up to US$1,208 million aggregate principal amount of debt could be exchanged for consideration comprised of (i) US$336 million aggregate principal amount of Senior Debt 1, (ii) US$776 million aggregate principal amount of Senior Debt 2 and (iii) US$96 million aggregate principal amount of Senior Debt 3 ("Option A").

     o    Up to US$806 million aggregate principal amount of debt could be exchanged for consideration comprised of (i) US$273 million aggregate principal amount of Senior Debt 1 and (ii) Convertible Preferred
          Shares convertible into New Common Shares representing 22.5% of the common shares of Telecom ("Option B").

     In the event that any option is oversubscribed, Telecom would allocate oversubscriptions into the undersubscribed option.

     Nortel Inversora S.A. ("Nortel") is Telecom's principal shareholder and as of the date of this document, owned all of Telecom's Class A Ordinary Shares
(51% of Telecom's total capital stock) and approximately 8.4% of Telecom's
Class B Ordinary Shares which, in the aggregate, represents approximately
54.74% of Telecom's total capital stock. It is proposed that the conversion of
Convertible Preferred Shares into New Common Shares would be subject to the execution of a shareholders' agreement with Nortel. The terms and the parties to such agreement have not been decided yet.

     If we issue Convertible Preferred Shares pursuant to the Proposal, we will be required to obtain approval from the Secretary of Communications of
Argentina ("Secretaria de Comunicaciones"). We cannot assure you that we will be able to obtain such approval. If we are not able to obtain the necessary approval we may take alternative actions to achieve our restructuring goals, although we cannot predict what such actions might be or the success thereof.

     We cannot assure you that any of the alternatives contemplated in the
Proposal will be implemented as proposed, or at all. We reserve the right to amend the proposal, discontinue any negotiations regarding the proposal or to take further or different actions to achieve our respective restructuring goals. The restructuring alternatives in the Proposal, as well as any other actions aimed to restructure our indebtedness, are conditioned on our purchase of an aggregate principal amount of Debt Instruments for up to the Maximum
Offer Consideration pursuant to the Invitation, and subject to numerous risks and uncertainties, including but not limited to uncertainties relating to our business and financial position, the economic and political conditions in
Argentina, inflation and exchange rate risks, regulatory approvals, our ability to amend or modify our regulated rates and the outcome of our negotiations with our creditors.

     Although the Committee has not endorsed the terms of the Proposal, we intend to work with the Committee and our other creditors in order to reach agreement on a mutually acceptable restructuring plan. However, in the event that none of the alternatives contemplated in the Proposal are approved and no alternative restructuring plan is approved, we may be forced to seek the assistance of the Argentine courts by filing for a reorganization proceeding
("concurso preventivo") under which all of our outstanding financial indebtedness would be restructured, or we may seek a prepackaged agreement
("acuerdo preventivo extrajudicial") with our creditors.

     The terms of a concurso preventivo may be less favorable to holders of our
Debt Instruments than the terms of the Proposal. A concurso preventivo may extend for a greater period of time than a reorganization as contemplated under the Proposal. During such time we may be susceptible to fluctuations in economic, business, political, environmental or other conditions in Argentina,
Italy, the United States or elsewhere.

     In order to reorganize our financial indebtedness under a concurso preventivo, we would need to obtain the approval of the majority of our unsecured creditors representing two-thirds of our liabilities filed in the concurso preventivo proceedings and admitted by the Argentine court. In calculating this majority, the financial indebtedness subject to the restructuring will be converted into pesos (calculated at the exchange rate in effect on the date when the trustee files a report accepting or rejecting the claims of our creditors under the concurso preventivo).

     During the period of the concurso preventivo, (i) monetary claims against us would suspended by the Argentine courts, (ii) our assets would be protected against claims by our creditors, including but not limited to attempts to attach or liquidate our assets, (iii) creditors would lose any set-off rights against us, (iv) interest on our indebtedness would cease to accrue, (v) no payments of principal or interest can be made by us to our creditors and (vi)
with the exception of a limited number of transactions that would require court approval, we would continue to be in charge of the management of our business while under the supervision of a trustee. See "Risk Factors" for further detail.

     We have been advised by our Argentine counsel that we may also reorganize our financial indebtedness pursuant to an acuerdo preventivo extrajudicial if we are able to obtain the approval of the majority of our creditors representing two-thirds of the total liabilities of the Company and a court endorsement. Such an

agreement would have a binding effect on all of our creditors, including those that reject or do not execute such agreement. Any monetary claims against us would be suspended by the Argentine courts at the time such agreement is filed for endorsement.

     In the event that we cannot file for a concurso preventivo or an acuerdo preventivo extrajudicial, we may be forced into bankruptcy by one or more of our creditors. If we are forced into bankruptcy by one or more of our creditors, a court-appointed trustee will take control of the management of our business. During the bankruptcy proceeding, the trustee will identify all of our assets and liabilities, will liquidate our assets and will distribute the proceeds from such liquidation among all our creditors in the preferential order prescribed by the Argentine bankruptcy law. Furthermore, if we are declared bankrupt, the Argentine government will revoke our license to provide fixed-line telephony services. See "Risk Factors" for further detail.

     In the future we may refinance all of our outstanding financial indebtedness, in negotiated transactions or otherwise, on economic terms that are more or less favorable to holders of our Debt Instruments than the terms of the Invitation. Specifically, holders of our financial indebtedness may be invited to submit offers to sell their financial indebtedness for cash, or we may purchase financial indebtedness in the open market, in each case, at prices that may be in excess of the Maximum Purchase Price or below the Minimum
Purchase Price. In addition, we may pay principal and interest on all of our financial indebtedness. We may also launch an exchange offer for bonds or other financial indebtedness. Any such measures may have a positive impact on the value of the Debt Instruments. Our decision to take any such action will depend in each case on various factors, including but not limited to applicable interest rates, the amount of financial indebtedness purchased by the Company in any prior transaction and the economic, business, political, environmental or other conditions in Argentina, Italy, the United States or elsewhere.

Telecom Personal's Proposed Restructuring Plan

     Concurrently with the Invitation, Telecom Personal (of which we own
99.99%) is inviting holders of its direct financial indebtedness to submit offers to sell such financial indebtedness to Telecom Personal pursuant to a
"Modified Dutch Auction" procedure. Telecom Personal intends to pay as consideration up to an amount equal to US$45 million for such financial indebtedness. Telecom Personal has also engaged in discussions and negotiations with the Committee regarding a debt restructuring plan, which relates to the financial indebtedness of Telecom Personal that is not tendered pursuant to such invitation ("Telecom Personal's Proposal"). As of December 31, 2002,
Telecom Personal had approximately US$621 million unconsolidated aggregate principal amount of outstanding financial indebtedness (US$19 million of this debt represents a loan to Telecom Personal from Telecom) and had guaranteed approximately US$43 million of financial indebtedness of Nucleo S.A., its
Paraguayan subsidiary.

     Under Telecom Personal's Proposal, Telecom Personal would restructure its outstanding financial indebtedness by exchanging outstanding credit facility debt for new obligations with new payment terms and for Convertible Preferred
Shares. The new debt obligations would be denominated in the same currency as the debt instruments being exchanged. Under Telecom Personal's Proposal it would present two consideration packages and permit its creditors to elect to exchange their credit facility debt for the consideration alternative preferred by them, subject to certain limits on the maximum aggregate principal amount of debt subscribing to each option, as set forth below (in equivalent U.S.
dollars).

     The proposed new Telecom Personal obligations would be comprised of:

     o    US$201 million aggregate principal amount of new senior debt instruments issued by Telecom Personal with mandatory amortizations from 2004 through 2008, an average life of 4.1 years and bearing interest at LIBOR+250 basis points per annum, subject to a cap of 6%
          ("Personal Senior Debt 1");

     o    US$146 million aggregate principal amount of new senior debt instruments issued by Telecom Personal with mandatory amortizations from 2010 through 2015, an average life of 10.5 years and bearing interest at LIBOR+50 basis points per annum, subject to a cap of 3%
          ("Personal Senior Debt 2");

     o    US$22 million aggregate principal amount of new senior debt instruments issued by Telecom Personal with maturity in 2015 and bearing interest at LIBOR+50 basis points per annum, subject to a cap of 3% ("Personal Senior Debt 3");

     o    Convertible Preferred Shares convertible into New Common Shares representing 7.5% of the common shares of Telecom.

     Personal Senior Debt 1 and Personal Senior Debt 3 would be mandatorily prepayable based on excess cash flows, with Personal Senior Debt 3 prepayable in full prior to any prepayments on Personal Senior Debt 1.

     Under the current Telecom Personal Proposal:

     o    Up to US$246 million aggregate principal amount of debt could be exchanged for consideration comprised of (i) US$78 million aggregate principal amount of Personal Senior Debt 1, (ii) US$146 million aggregate principal amount of Personal Senior Debt 2 and (iii) US$22 million aggregate principal amount of Personal Senior Debt 3
          ("Personal Option A").

     o    Up to US$301 million aggregate principal amount of debt could be exchanged for consideration comprised of (i) US$123 million aggregate principal amount of Personal Senior Debt 1 and (ii) Convertible
          Preferred Shares convertible into New Common Shares representing 7.5%
          of the common shares of Telecom ("Personal Option B").

     In the event that any option is oversubscribed, Telecom Personal would allocate oversubscriptions into the undersubscribed option.

     Telecom Personal's Proposal has not been endorsed by the Committee and is subject to uncertainties similar to those affecting our Proposal except that if
Telecom Personal files for concurso preventivo, certain of its licenses may be revoked, transferred back to the regulatory entity and sold in a public auction. The completion of the restructuring transactions contemplated by our
Proposal are conditioned upon the completion of the transactions contemplated by Telecom Personal's Proposal and vice versa.

Recent Developments

     Argentina continues to experience political and economic instability.
Since December 31, 2001, Argentina has had five different Presidents, and presidential elections are now scheduled for April 27, 2003. The federal government and most of the provincial governments have not been able to complete a restructuring of their financial debt obligations and have an aggregate of approximately US$131,000 million of outstanding financial indebtedness.

     The regulatory framework for public service companies in Argentina, such as Telecom, continues to be subject to significant uncertainties. In January
2002 the government issued the Public Emergency Law, freezing and prohibiting the indexation of public service rates. As a result, public services contracts were effectively converted into pesos, causing a significant disparity between the revenue generated by such contracts and our debt service obligations, which are generally denominated in foreign currencies. We are continuing to negotiate with the Argentine government regarding the rates that we may charge in the future but the Argentine government has not yet approved any rate increases for telecommunications providers and has extended the negotiation period until
April 2003.

     We have commenced a number of operational restructuring efforts designed to strengthen our balance sheet, reduce our financial leverage and enhance our profitability and liquidity. These efforts have included, but are not limited to, the implementation of a new organizational structure, labor force reductions, improved collection policies and a significant reduction in capital expenditures.

     Despite our operational restructuring efforts, the effects of the devaluation and the absence of offsetting rate adjustments have led to a significant reduction in cash flow in constant pesos. As a result of the devaluation, our leverage increased substantially, from a debt/EBITDA ratio of
2.62 for the year ended December 31, 2001 to 5.96 for the year ended December
31, 2002. As a result, we have been unable to make our mandatory financial debt service payments as scheduled, and a restructuring of our outstanding financial indebtedness will be required. We realize substantially all of our revenues in
Argentina in pesos and, as a result, the devaluation of the peso has had a material adverse effect on the U.S. dollar value of our earnings and our ability to service our debt which is largely denominated in U.S.
dollars. In addition, the devaluation of the peso has had a material adverse effect on our financial condition, as our largely peso-denominated assets have depreciated accordingly against our largely foreign currency-denominated indebtedness. Our total liabilities as of December 31, 2001 amounted to P$7,092 million (expressed in constant pesos as of December 31, 2002). As of December
31, 2002, such amount was P$11,165 million.

     For the fiscal year ended December 31, 2002, we had a consolidated net loss of P$4,354 million compared to consolidated net income of P$99 million for the fiscal year ended on December 31, 2001. This decrease was mainly due to the devaluation and subsequent volatility of the peso and our inability to increase public service rates after the government issued the Public Emergency Law
(effectively converting public service contracts into pesos), the decrease in traffic in our basic telephony business and the declines in both traffic and average revenue per user in the mobile telecommunications business. In addition, the decrease reflects the inflation adjustments described below.

     During the fiscal year ended December 31, 2002, consolidated net revenues decreased 43% to P$3,983 million from P$7,004 million during the fiscal year ended December 31, 2001. The decrease in consolidated net revenues was mainly due to the inflation adjustment of the figures as of December 31, 2001 and the freezing and prohibition on indexation of public service rates by the government.

     Total cost of services provided, administrative expenses and selling expenses for the fiscal year ended December 31, 2002 decreased by 31% to
P$4,185 million from P$6,105 million for the fiscal year ended December 31,
2001, mainly due to the inflation adjustment of the figures as of December 31,
2001 and cost reduction plans that we implemented.

     In the first quarter of 2003, we continued to operate our business in a similar fashion to that of the fiscal year ended 2002. Our revenues, EBITDA and operating profit, and their respective margins, evidenced similar trends to those seen in the last quarter of the fiscal year ended December 31, 2002, and we continued our efforts to reduce operating expenses and capital expenditures.
In addition, the peso continued to appreciate against the U.S. dollar and Euro, which had a positive impact on our financial and holding results. These factors, as well as the continued suspension of payments of principal and interest on our financial debt obligations, resulted in a positive cash flow.

     During the first quarter of 2003, we negotiated with our vendors and suppliers over our outstanding Commercial Debt Obligations in order to mitigate the impact of the depreciation of the peso and the increase in wholesale prices. As a result of these negotiations, we reduced our accounts payable by approximately 64%.

     If we purchase Debt Instruments pursuant to the terms of the Invitation at the Maximum Purchase Price for the Maximum Offer Consideration, (i) the
cancellation of 70% of the accrued and unpaid interest on the cancelled Debt
Instruments for the period beginning on June 25, 2002 and ending on December
31, 2002 would represent an estimated gain of US$12 million and (ii) the interest (calculated at an average rate based on the current interest rates applicable to the Debt Instruments) that would have accrued on the cancelled
Debt Instruments for the fiscal year ended December 31, 2003 would represent an estimated gain of US$34 million. This would result in an annual estimated gain of US$46 million for the fiscal year ended December 31, 2003.

     If we purchase Debt Instruments pursuant to the terms of the Invitation at the Minimum Purchase Price for the Maximum Offer Consideration, (i) the
cancellation of 70% of the accrued and unpaid interest on the cancelled debt instruments for the period beginning on June 25, 2002 and ending on December
31, 2002 would represent an estimated gain of US$14 million and (ii) the interest that would have accrued on the cancelled Debt Instruments for the fiscal year ended December 31, 2003 would represent an estimated gain of US$39 million. This would result in an annual estimated gain of US$53 million for the fiscal year ended December 31, 2003.

     Notwithstanding, such estimated gains may be offset by losses that may occur during the 2003 fiscal year.

     Therefore, assuming that we purchase Debt Instruments for the Maximum
Offer Consideration and that interest rates remain unchanged, and without taking into account any steps in connection with the debt

restructuring process that we intend to undertake, the reduction of interest that would otherwise be payable annually by us on the cancelled Debt
Instruments would be estimated to be between US$34 and US$39 million.

Summary Financial Data

     The financial information set forth below may not contain all of the financial information that you should consider when making a decision to tender pursuant to the Invitation. You should carefully read the documents mentioned in the section entitled "Where You Can Find More Information".

     Our year end financial data relating to the fiscal years ended December
31, 2001 and 2002 set forth below have been derived from financial statements audited by Pistrelli Henry Martin, y Asociados, a member firm of Ernst & Young
International, our independent auditors.

     We prepare our financial statements in conformity with Argentine GAAP, which differs in significant respects from U.S. GAAP.

     The financial information contained herein as of and for the fiscal years ended December 31, 2001 and 2002 reflects adjustments for inflation. In 1995, the Argentine government issued Decree No. 316/95, establishing that financial statements for Argentine companies shall not include restatement for inflation beyond August 31, 1995. In July 2002, the Argentine government issued Decree
No. 1269/02 reestablishing the accounting for inflation in financial statements. The CNV, through Resolution No. 415/02, adopted this procedure.
Consequently, the financial information contained herein is restated in constant pesos since January 1, 2002 in accordance with accounting standards.
However, on March 25, 2003, the Argentine government issued Decree No. 664, forbidding adjustments for inflation and instructing regulatory agencies to pass resolutions to this effect. On April 10, 2003, the CNV issued Resolution
441 stating that as of March 1, 2003, companies regulated by the CNV were not to adjust financial statements for inflation, and should include a note to their financial statements stating that information had only been adjusted for inflation up until February 28, 2003. The issue is still subject to further debate in the Argentine accounting industry.

             CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET DATA

                                                          As of and for the
                                                             Year Ended
                                                             December 31
                                                          -----------------
                                                          2002        2001
                                                          ----        ----
                                                          (P$ millions)(1)
INCOME STATEMENT DATA
Net revenues ....................................        3,983          7,004
Cost of services provided .......................       (2,872)        (3,598)
                                                        ------         ------
GROSS PROFIT ....................................        1,111          3,406
                                                        ------         ------
Administrative expenses .........................         (279)          (537)
Selling expenses ................................       (1,034)        (1,970)
                                                        ------         ------
OPERATING (LOSS)/PROFIT .........................         (202)           899
                                                        ------         ------
Equity income from related companies ............          (23)            (6)
Amortization of goodwill ........................          (10)           (18)
Financial and holding results ...................       (5,263)          (503)
Other incomes and expenses ......................         (175)          (129)
Tax on Bank debits and credits ..................           --            (33)
                                                        ------         ------
RESULTS FROM ORDINARY OPERATIONS ................       (5,673)           210
                                                        ------         ------
Taxes on income .................................        1,294           (111)
Minority interest ...............................           25             --
                                                        ------         ------
NET (LOSS)/INCOME ...............................       (4,354)            99
                                                        ======         ======
EBITDA (*) ......................................        1,873          2,709
                                                        ------         ------
As a % of Net Revenues ..........................           47%            39%
                                                        ------         ------

(*)  EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) =
     OPERATING PROFIT + DEPRECIATION+ AMORTIZATION. Telecom presents EBITDA because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditure; it is included herein for convenience only. EBITDA is not a measure of performance under either Argentine GAAP or U.S. GAAP and should not be considered as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

CONSOLIDATED BALANCE SHEET

Cash, equivalents and investments ...................        1,405          458
Trade receivables ...................................          596        1,479
Other current assets ................................           91          694
                                                            ------       ------
TOTAL CURRENT ASSETS ................................        2,092        2,631
                                                            ------       ------
Trade receivables ...................................            1            8
Fixed assets ........................................        9,618       10,535
Other non-current assets ............................        1,136        1,278
                                                            ------       ------
TOTAL NON-CURRENT ASSETS ............................       10,755       11,821
                                                            ------       ------
TOTAL ASSETS ........................................       12,847       14,452
                                                            ======       ======
Accounts payable ....................................          391        1,071
Loans ...............................................       11,053        2,533
Other current liabilities ...........................          212          378
                                                            ------       ------
TOTAL CURRENT LIABILITIES ...........................       11,656        3,982
                                                            ------       ------
Accounts payable ....................................           --           24
Loans ...............................................          144        4,559
Other non-current liabilities .......................          199          696
                                                            ------       ------
TOTAL NON-CURRENT LIABILITIES .......................          343        5,279
                                                            ------       ------
TOTAL LIABILITIES ...................................       11,999        9,261
                                                            ------       ------
Minority interest ...................................            1           26
Temporary differences from translation ..............           36           --
                                                            ------       ------
Shareholders' equity ................................          811        5,165
                                                            ------       ------
TOTAL LIABILITIES AND EQUITY ........................       12,847       14,452
                                                            ======       ======

(1) Figures are expressed in constant pesos as of December 31, 2002.

                                THE INVITATION

Background and Purpose of the Invitation

     As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the peso, the conversion into pesos of Telecom's rates at the ratio of P$1.00 =
US$1.00 and uncertainties surrounding the adjustment of our regulated rates, in the first half of 2002 we announced the suspension of payments of principal and interest on our financial debt obligations.

     We are making the Invitation in order to reduce the principal amount of our outstanding indebtedness and our ongoing debt service obligations, and to provide holders of the Debt Instruments the opportunity to reduce their holdings of the Debt Instruments in exchange for cash. We intend to cancel any
Notes and any portions of Credit Facility Debt that we accept for payment. The
Invitation is not being extended to holders of our Commercial Debt Obligations.
For information relating to the business of the Company, see "Information About the Company".

Terms of the Invitation

     Invitation; Maximum and Minimum Purchase Prices and Maximum Offer
Consideration. Upon the terms and subject to the conditions of the Invitation
(including, if the Invitation is amended or extended, the terms and conditions of any amendment or extension), holders of our outstanding Debt Instruments may submit offers to sell their Debt Instruments at a price determined by a
"Modified Dutch Auction" procedure and within a purchase price range not less than the Minimum Purchase Price nor greater than the Maximum Purchase Price, each as set forth below. The Company will pay consideration up to an amount equal to the equivalent of US$260 million (calculated based on the exchange rates quoted by Bloomberg L.P. as of 5:00 p.m., New York City time, on the second Business Day following the Expiration Date) in the aggregate for the
Debt Instruments (the "Maximum Offer Consideration"). The Company therefore may accept for purchase less than all of the tendered Debt Instruments.

                                                                                                                 Aggregate Principal
                                                                                                                 Amount of
Currency in which                                  Maximum Purchase                           Minimum Purchase   Outstanding Debt in
Debt Instrument is         Maximum Purchase        Price as a % of    Minimum Purchase        Price as a % of    Such Currency as of
Denominated                Price                   Principal          Price                   Principal          December 31, 2002
-----------------------    -------------------     ----------------   -------------------     ----------------   -------------------

U.S. Dollar                US$500 per US$1,000     50%                US$435 per US$1,000     43.5%              US$930 million
                           principal amount                           principal amount

Euro (and predecessor      E500 per E1,000         50%                E435 per E1,000         43.5%              E1,342 million
currencies)                principal amount                           principal amount

Japanese Yen               Y500 per Y1,000         50%                Y435 per Y1,000         43.5%              Y14,402 million
                           principal amount                           principal amount

Argentine Peso             P$500 per P$1,000       50%                P$435 per P$1,000       43.5%              P$65 million
                           principal amount                           principal amount

     We will pay consideration up to the Maximum Offer Consideration for the
Debt Instruments. If we purchase Debt Instruments at the Minimum Purchase Price for the Maximum Offer Consideration, then we will purchase the equivalent of
US$598 million principal amount of Debt Instruments. If we purchase Debt
Instruments for the Maximum Offer Consideration at the Maximum Purchase Price,
then we will purchase the equivalent of US$520 million principal amount of Debt
Instruments. In the event that we receive tenders for an amount of Debt
Instruments with an aggregate purchase price greater than the Maximum Offer
Consideration, tenders will be prorated as described below. Accordingly, we may accept for purchase less than all of the tendered Notes of any particular series and less than all of the credit facilities comprising our Credit
Facility Debt.

     The Purchase Price paid in respect of accepted tenders will be in the same currency as the currency in which the relevant Debt Instrument is denominated;
provided, however, that the Purchase Price for any of our Debt Instruments denominated in Italian lira will be paid in Euros. For purposes of determining the Purchase

Price for such Debt Instruments, we have converted the principal amount of these Debt Instruments to Euros at a rate of Itl. 1,936.27 = E1.00, the fixed rate established by the European Council of Ministers.

     The Purchase Price will be the lowest price specified by the holders, which will not be greater than the Maximum Purchase Price and not less than the
Minimum Purchase Price, that will enable us to purchase an aggregate principal amount of Debt Instruments properly tendered and not properly withdrawn for consideration equal to the Maximum Offer Consideration (or, if Debt Instruments
are properly tendered and not properly withdrawn for an aggregate purchase price less than the Maximum Offer Consideration, all of such Debt Instruments).
All Debt Instruments properly tendered and accepted for purchase pursuant to terms of the Invitation will be acquired at the same Purchase Price (expressed as a percentage of principal amount of Debt Instruments).

     The Debt Instruments constitute all of our unconsolidated financial indebtedness, which as of December 31, 2002 included:

     o    approximately US$1,595 million aggregate outstanding principal amount of Notes;

     o    approximately US$886 million aggregate outstanding principal amount of Credit Facility Debt owed to financial institutions relating to working capital loans, debt issuances and trade financings;

     o    approximately US$147 million aggregate accrued but unpaid interest on the Notes and Credit Facility Debt.

     The Debt Instruments are denominated in various currencies. As of December
31, 2002, the principal amount of our outstanding financial indebtedness, by currency of denomination, was as follows: approximately US$930 million, E1,342 million, (yen)14,402 million and P$65 million. Throughout this document, these amounts have been translated into U.S. dollars at the rates specified in
"Currency of Presentation" solely for the convenience of the reader, using exchange rates in effect as of December 31, 2002.

     If we purchase Debt Instruments at the Minimum Purchase Price for the
Maximum Offer Consideration our aggregate outstanding principal on the Notes and Credit Facility Debt would be reduced by the equivalent of US$598 million, or 24.1%, from the amount outstanding at December 31, 2002. If we purchase Debt
Instruments at the Maximum Purchase Price for the Maximum Offer Consideration
our aggregate outstanding principal on the Notes and Credit Facility Debt would be reduced by the equivalent of US$520 million, or 21.0%, from the amount outstanding at December 31, 2002.

     "Modified Dutch Auction" Procedure; Purchase Price. Under the "Modified
Dutch Auction" procedure:

     o    Holders may submit offers to sell Debt Instruments for cash, which offers we call "tenders", that:

          o    specify a minimum purchase price for cash at which such Debt
               Instruments are being tendered; or

          o    do not specify a minimum purchase price. These Debt Instruments will be deemed tendered at the Minimum Purchase Price.

     o    We will accept Debt Instruments properly tendered (and not properly withdrawn) pursuant to the Invitation in the order of the lowest to the highest offer prices specified or deemed to have been specified by tendering holders within the purchase price range and will select a clearing price (the "Purchase Price"), which will be the single lowest price so specified by the holders that will not be greater than the Maximum Purchase Price and not less than the Minimum
          Purchase Price, that will enable us to purchase an aggregate principal amount of Debt Instruments properly tendered and not properly withdrawn for consideration equal to the Maximum Offer
          Consideration (or, if Debt Instruments are properly tendered and not properly withdrawn for an aggregate purchase price less than the
          Maximum Offer Consideration, all of such Debt Instruments).

     o    We will pay the same Purchase Price (expressed as a percentage of principal amount of Debt Instruments) for all Debt Instruments that we accept, including those Debt Instruments tendered without specifying an offer price (which will be deemed to be tendered at the
          Minimum Purchase Price) and those Debt Instruments tendered that specify an offer price less than the Purchase Price,

          subject to the conditions of the Invitation. We will pay the same
          Purchase Price (expressed as a percentage of principal amount of Debt
          Instruments) for both Notes and Credit Facility Debt.

     Proration. In the event that the aggregate purchase price for the amount of Debt Instruments properly tendered (and not properly withdrawn) pursuant to the Invitation prior to the Expiration Date at or below the Purchase Price exceeds the Maximum Offer Consideration then, subject to the terms and conditions of the Invitation, we will accept Debt Instruments for purchase and payment as follows:

     First, we will accept for purchase and payment all such Debt Instruments properly tendered (and not properly withdrawn) at prices below the Purchase
Price.

     Next, we will accept for purchase and payment Debt Instruments that are properly tendered (and not properly withdrawn) at the Purchase Price on a pro rata basis.

     In order to ensure that tendered Debt Instruments denominated in different currencies are prorated on an equal basis, before calculating the amount of
Debt Instruments to be prorated, the Custodian will convert Debt Instruments tendered in currencies other than U.S. dollars into U.S. dollars at the applicable exchange rates quoted by Bloomberg L.P. as of 5:00 p.m., New York
City time, on the second Business Day following the Expiration Date. These exchange rates will also be used by the Custodian to determine the aggregate amount of Debt Instruments to be accepted for purchase after proration, which amount will be converted from U.S. dollars back to their original currency of denomination.

     In all cases, we will make appropriate adjustments to avoid purchases of
Notes in principal amounts not representing integral multiples of the Notes'
original denominations.

     Holders may submit tenders for any and all Notes of each series. Assuming proration, we will purchase less than all of the Notes of each series tendered.

     Any Notes tendered pursuant to the Invitation but not purchased, including
Notes tendered at prices greater than the Purchase Price and Notes not purchased because of proration, will be returned to the tendering holders at our expense promptly following the earlier of the date on which we announce the acceptance of the tenders pursuant to the Invitation, the Purchase Price and the results of proration (the "Announcement Date") or the date on which the
Invitation is terminated. We will announce this information by press release in
Argentina, Italy, Luxembourg and the United States as soon as practicable after such Expiration Date or termination date. Holders may obtain such preliminary information from us and may be able to obtain such information from the Dealer
Managers. Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), requires that we pay the consideration offered to Note holders or return the Notes deposited pursuant to the tender offer promptly after the termination or withdrawal of the tender offer.

     Conditions.  Our obligation to accept for purchase, and to pay for, Debt
Instruments properly tendered pursuant to the Invitation is conditioned on the satisfaction of the conditions set forth below under "-Conditions to the
Invitation". If by the Expiration Date any or all of such conditions have not been satisfied, we reserve the right (but will not be obligated) to (1)
terminate the Invitation, (2) extend or otherwise amend the Invitation in any respect by giving oral or written notice of such amendment to the Custodian and
Information Agents and making public disclosure of such extension or amendment to the extent required by law, or (3) waive any or all of the conditions for acceptance of the Debt Instruments, subject to compliance with applicable securities laws, and purchase Debt Instruments properly tendered pursuant to the Invitation.

     Expiration Date. The Invitation will expire at 4:00 p.m., New York City time, 5:00 p.m., Buenos Aires time, on May 16, 2003, unless the Invitation is extended or earlier terminated.

     Termination; Waiver; Extension; Amendment. Subject to applicable securities laws and the terms and conditions set forth in the Invitation, we expressly reserve the right (but will not be obligated), at any time or from time to time, prior to the Expiration Date, regardless of whether or not any of the events set forth below

under "-Conditions to the Invitation" shall have occurred or shall have been determined by us to have occurred, to:

     o    terminate the Invitation if any of the conditions to the Invitation are not met;

     o    waive any of the conditions to the Invitation;

     o    extend the Invitation;

     o    modify the consideration offered in the Invitation;

     o    not accept Debt Instruments tendered pursuant to the Invitation as a result of an invalid tender; or

     o    otherwise amend the Invitation in any respect. The rights reserved by us in this paragraph are in addition to our rights to terminate the
          Invitation described below under "-Conditions to the Invitation".

     We cannot assure you that we will exercise our right to amend or extend the Invitation. Irrespective of any extension or amendment to the Invitation, all Debt Instruments previously tendered pursuant to the Invitation and not accepted for purchase or properly withdrawn will remain subject to the
Invitation and may be accepted thereafter for payment by us.

     If we make a material change in the terms of the Invitation or the information concerning the Invitation or waive a material condition of the
Invitation, we will disseminate additional materials relating to the Invitation and we may extend the Invitation to the extent required by law. In addition, we may, if we deem appropriate, extend the Invitation for any other reason.
Furthermore, if the Maximum Offer Consideration is increased or decreased, the
Invitation will remain open for at least 10 Business Days from the date we first give notice of such increase or decrease to holders of Debt Instruments subject to the Invitation, by press release or otherwise.

     If for any reason the acceptance for purchase of, or (whether before or after any Debt Instruments have been accepted for purchase pursuant to the
Invitation) the payment for, Debt Instruments subject to the Invitation is delayed or if we are unable to accept for purchase or pay for Debt Instruments pursuant to the Invitation, then, without prejudice to our rights under the
Invitation, tendered Debt Instruments may not be withdrawn and tendered Notes may be retained by the Custodian and Information Agents on our behalf (subject to Rule 14e-l(c) under the Exchange Act with respect to tenders of Notes.

     Any extension, amendment or termination of the Invitation by us will be followed as promptly as practicable by an announcement of such extension, amendment or termination. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to advertise or otherwise communicate any such announcement other than by making a public press release or such other means of announcement as we deem appropriate.

     We do not make any recommendation to any holder as to whether to tender or refrain from tendering any or all of such holder's Debt Instruments and we have not authorized any person to make any such recommendation. Holders are urged to evaluate carefully all information in this document, consult their own legal, investment and tax advisors and make their own decisions as to whether to tender Debt Instruments, and, if so, the principal amount of Debt Instruments to tender and the price at which to tender.

Acceptance of Debt Instruments for Payment

     Upon the terms and subject to the satisfaction or the waiver of the conditions to the Invitation (including, if the Invitation is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, we will accept for purchase, and thereby become obligated to pay the Purchase Price in respect of, all Debt Instruments properly tendered
(and not properly withdrawn) pursuant to the Invitation at or below the
Purchase Price prior to the Expiration Date, subject to proration.

     We will be deemed to have purchased, and thereby become obligated to pay for, properly tendered Debt Instruments that are subject to the Invitation, if, as and when we give oral or written notice to the Custodian of our acceptance of such Debt Instruments for purchase pursuant to the
Invitation. In all cases, payments for Debt Instruments purchased pursuant to the Invitation will be made in cash out of funds deposited in trust with the
Escrow Agent (as defined herein).

     We expressly reserve the right, in our sole discretion and subject to Rule
l4e-l(c) under the Exchange Act in the case of tenders of Notes, to delay acceptance for payment of, or payment for, Debt Instruments in order to comply, in whole or in part, with any applicable law. See "-Conditions to the
Invitation". In all cases, payment of consideration by the Custodian to holders of Debt Instruments tendered and accepted for purchase pursuant to the
Invitation will be made only after timely receipt by the Custodian of (a) in the case of the Notes only, timely confirmation of a book-entry transfer of such Notes into the Custodian's account at DTC pursuant to the procedures set forth in Annex A, Information for Tendering Holders of the Notes, in the
section entitled "Procedures for Tendering Notes", (b) the Letter of
Transmittal or the Bid Letter for the tenders of Notes or Debt Credit
Facilities, as the case may be, properly completed and duly executed (or a manually signed facsimile thereof) pursuant to the procedures set forth in
Annex B, Information for Tendering Holders of the Credit Facility Debt, under the section entitled "Procedures for Tendering Credit Facility Debt" and (c)
any other documents required by the Letter of Transmittal or Bid Letter, as the case may be, or the Invitation.

     If the Invitation is terminated or withdrawn, or if tendered Debt
Instruments subject to the Invitation are not accepted for purchase, no consideration will be paid or payable to holders of those Debt Instruments. Any tendered Notes that are not purchased pursuant to the Invitation for any reason will be returned, without expense, to the tendering holder (or, in the case of
Notes tendered by book-entry transfer, those Notes will be credited to the account maintained at DTC, Euroclear or Clearstream, Luxembourg from which those Notes were delivered) unless otherwise requested by such holder under
"Special Payment Instructions" in the enclosed Letter of Transmittal, promptly following the Expiration Date or termination of the Invitation.

     Tendering holders of Debt Instruments will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of
Transmittal with respect to the Notes, transfer taxes on the purchase of Debt
Instruments by us pursuant to the Invitation. If you own Debt Instruments through a broker or other nominee and your broker or other nominee tenders on your behalf, your broker or other nominee may charge a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

     We will pay all fees and expenses of the Dealer Managers, the Custodian and the Information Agents in connection with the Invitation. We will also pay a Processing Fee, as described below, to certain banks and financial institutions for processing tenders of the Notes. See "-Processing Fee".

Cancellation of Debt Instruments Accepted for Purchase

     To the extent that we accept tendered Debt Instruments for purchase, on the Payment Date we will cancel all Notes and Credit Facility Debt purchased by us pursuant to the Invitation. Upon the cancellation of the purchased Notes and
Credit Facility Debt, such Debt Instruments shall cease to be outstanding and our obligations to pay principal and any accrued but unpaid interest (except as described below under "-Accrued Interest"), as well as any other outstanding amounts with respect to such Debt Instruments, shall terminate.

Accrued Interest

     On the Expiration Date, in addition to the purchase of the Debt
Instruments and the payment of the Purchase Price, we intend to pay to all holders of Debt Instruments (regardless of whether they tender Debt Instruments pursuant to the Invitation) (i) all accrued but unpaid interest (without giving effect to any penalties or post-default increases) on all of our outstanding
Debt Instruments, to and including June 24, 2002, and (ii) 30% of all accrued but unpaid interest (without giving effect to any penalties or post-default increases) on the outstanding principal of all of our outstanding Debt
Instruments, for the period beginning on June 25, 2002 and ending on December
31, 2002 provided, that we reserve the right not to make this interest payment if the Invitation is terminated prior to the Expiration Date.

     This accrued interest payment will be made to all holders of Debt
Instruments of record as of April 30, 2003.

     We do not intend to pay interest on our existing Debt Instruments for any period after December 31, 2002.

     The accrued interest will not be included when we apply the "Modified
Dutch Auction" procedure to determine the aggregate principal amount of Debt
Instruments that we purchase. Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the holders of purchased Debt Instruments or otherwise.

Source and Amount of Funds

     The maximum amount of funds available to purchase the Debt Instruments pursuant to the Invitation is the equivalent of approximately US$260 million.
We expect to fund our purchase of Debt Instruments hereunder from our available cash. We have obtained the necessary approvals from the Central Bank to purchase the relevant currencies required to pay the Maximum Offer
Consideration and apply such currencies to the purchase of Debt Instruments tendered pursuant to the Invitation. See "-Purpose of the Invitation". Funds in
an amount approximating the Maximum Offer Consideration have been transferred in trust to the Escrow Agent, who will hold such funds to guarantee any payments to be made pursuant to the Invitation.

Conditions to the Invitation

     The Invitation is not conditioned on any minimum amount of Debt
Instruments being tendered. Notwithstanding any other provisions of the
Invitation and in addition to (and not in limitation of) our rights to extend and/or amend the Invitation, we shall not be required to accept for purchase or pay for Debt Instruments properly tendered pursuant to the Invitation and may amend or extend the Invitation or delay or refrain from accepting for purchase, or paying for, any such Debt Instruments, if any of the following conditions are not satisfied:

          (1) the approval of the Central Bank for the conversion of pesos to other currencies and for the payment of the Purchase Price outside of
     Argentina shall remain valid and effective until the payment is made;

          (2) should, following the commencement of the Invitation, a new approval be required in order to conduct or consummate the transactions contemplated in the Invitation, or for the conversion of pesos to other currencies or for the payment of the Purchase Price outside of Argentina, such approval shall be obtained and shall remain valid and effective until the payment is made;

          (3) following the commencement of the Invitation, there shall not have been any action, suit or proceeding threatened (which threat is documented) or instituted by, or found to be pending before, any court, agency, governmental or administrative authority, and no judgment, order or injunction shall have been entered or enforced or found to have been entered or enforced by any such authorities which (i) challenges or seeks, directly or indirectly, to make illegal, or to delay, restrain, prohibit or to otherwise adversely affect the Invitation, the acquisition of Debt
     Instruments tendered pursuant to the Invitation, or the establishment of the trust with and the holding of funds by the Escrow Agent, or (ii) seeks to declare us bankrupt or insolvent or seeks our reorganization under supervision or protection of the courts or (iii) could materially adversely affect our actual or prospective financial or economic condition
     (or negatively affect our business and assets), our revenues, or that of our group, in comparison with our financial condition as of December 31,
     2002;

          (4) following the commencement of the Invitation, there shall not have been any approval withheld or revoked, or any statute, rule or regulation proposed, enacted, enforced or invoked, nor any enforcement action threatened (which threat is verifiable) or taken, with respect to the Invitation or us or any of our subsidiaries which might directly or indirectly result in any of the consequences referred to in paragraph (3)
     above;

          (5) following the commencement of the Invitation, we shall not have determined that the acceptance for payment of, or payment for, some or all of the Debt Instruments would violate any law or regulation or be illegal or constitute a breach of the terms and conditions of the relevant Debt
     Instrument, or be in conflict with any order, statute, law, rule, regulation, executive order, decree, or judgment of any court, agency, governmental or administrative authority having jurisdiction over us or the Invitation;

          (6) following the commencement of the Invitation, there shall not have occurred, at a domestic or international level, any circumstance or event which could cause a material adverse change in our financial or economic condition, or that of our group, in comparison with our condition as of December 31, 2002;

          (7) following the commencement of the Invitation, a tender or exchange offer with respect to our common stock or Debt Instruments, or a merger or acquisition proposal for us shall not have been announced and we shall not have learned that a person or "group" (within the meaning of
     Section 13(d)(3) of the Exchange Act), other than Nortel Inversora S.A., shall have proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group (as defined above) shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock;

          (8) following the commencement of the Invitation, there shall not have occurred any of the following circumstances or events, which could have a material adverse effect on the Invitation, our business and assets, or on our (or our group's) actual or prospective financial or economic condition or revenues in comparison with our financial condition as of
     December 31, 2002: (a) any general suspension or limitation (whether or not mandatory) in the trading, clearing, transfer, settlement or payment systems relating to securities and debt instruments in Argentina, Italy or the United States, in either the regulated markets or the over-the-counter market, (b) a moratorium (whether or not mandatory) affecting the banking system in Argentina, Italy or the United States or affecting the extension of credit by banks or other lending institutions in Argentina, Italy or the United States, or any other event that is reasonably likely to cause any of the consequences referred to above, (c) a commencement of a new outbreak of war or armed hostilities, a material escalation of war or armed hostilities (in Iraq or otherwise), or other national or international crisis directly or indirectly relating to Argentina, Italy or the United States, (d) any material adverse change in political or economic conditions in Argentina, Italy or the United States or in the
     financial markets of Argentina, Italy or the United States (or in any other international financial market) or (e) a material change in the
     Argentine, European, Japanese or U.S. currency exchange rates or a general suspension of or material limitation on the markets therefor;

          (9) following the commencement of the Invitation, none of the holders of the Notes, the trustees under the indentures pursuant to which the
     Notes were issued, the lenders or agents under the agreements pursuant to which the Credit Facility Debt was issued nor any other creditor of the
     Company, shall have objected in any respect to, or taken any action that challenges the making of the Invitation or the purchase of Debt
     Instruments pursuant to the Invitation, or that could have a material adverse effect on our ability to consummate the transactions contemplated in the Invitation or to complete a consensual restructuring of our outstanding indebtedness; or

          (10) Telecom Personal's invitation to holders of its financial indebtedness (as described above) shall have been consummated and shall not have been suspended or terminated merely at the discretion of Telecom
     Personal and not as a result of specified actions or circumstances outside of the control of Telecom Personal or us.

     The foregoing conditions are for our sole benefit and we may waive any such failure, in whole or in part, at any time and from time to time in our sole discretion.

     If any of the foregoing conditions to the Invitation shall not have been satisfied, subject to the termination and withdrawal rights as described above, we may:

     o    return tendered Notes to the holders who tendered them;

     o    return offers submitted under Credit Facility Debt Bid Letters;

     o    extend the Invitation and retain all tendered Notes until the
          Expiration Date, as extended, of the extended Invitation;

     o    amend the Invitation in any respect by giving written notice of such amendment to the Custodian; or

     o    waive satisfaction of any or all of the conditions to the Invitation.

     Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

Withdrawal of Tenders

     You may withdraw tenders of Debt Instruments at any time prior to the
Expiration Date in accordance with the procedures described in Annex A,
Information for Tendering Holders of the Notes, and Annex B, Information for
Tendering Holders of the Credit Facility Debt, in the sections entitled
"Procedures for Tendering Notes-Withdrawal of Tenders" and "Procedures for
Tendering Credit Facility Debt-Withdrawal of Tenders", as the case may be. We may extend, at our discretion, the Expiration Date.

     If, for any reason whatsoever, acceptance for payment of, or payment of the Purchase Price in respect of, any Debt Instruments tendered pursuant to the
Invitation is delayed (whether before or after our acceptance for payment of
Debt Instruments) or we are unable to accept for payment or pay the Purchase
Price in respect of the Debt Instruments tendered pursuant to the Invitation, we may retain our right to purchase the Debt Instruments and (without prejudice to our rights set forth herein) instruct the Custodian to retain tendered
Notes, and such Debt Instruments may not be withdrawn (subject to Rule 14e-1(c)
under the Exchange Act in the case of Notes).

     A permitted withdrawal of tendered Debt Instruments may not be rescinded, and any Debt Instruments properly withdrawn will thereafter be deemed not properly tendered. However, properly withdrawn Debt Instruments may be re-tendered, by again following one of the appropriate procedures described in
Annex A, Information for Tendering Holders of the Notes, or Annex B,
Information for Tendering Holders of the Credit Facility Debt, in the sections entitled "Procedures for Tendering Notes" or "Procedures for Tendering Credit
Facility Debt", as the case may be, at any time prior to the Expiration Date.

The Dealer Managers, Custodian and Information Agents and Escrow Agent

     Dealer Managers. We have retained Morgan Stanley & Co. Incorporated and its affiliates (the "Dealer Manager") to act as dealer manager in connection with the Invitation. We have retained MBA Banco de Inversiones S.A. (the
"Argentine Dealer Manager") to act as dealer manager in connection with the
Invitation in Argentina only. The Dealer Manager and the Argentine Dealer
Manager are sometimes hereinafter referred to as the "Dealer Managers". In their capacity as Dealer Managers, Morgan Stanley & Co. Incorporated and its
affiliates and MBA Banco de Inversiones S.A. may contact holders regarding the
Invitation and may request brokers, dealers and other nominees to forward the
Invitation and related materials to holders of the Debt Instruments (including the beneficial holders of the Notes).

     Pursuant to a dealer manager agreement, we have agreed to pay Morgan
Stanley & Co. Incorporated and its affiliates and MBA Banco de Inversiones S.A.
fees for their services as financial advisors and as Dealer Managers in connection with the Invitation. In addition, we will reimburse the Dealer
Managers for their reasonable out-of-pocket expenses, including the reasonable fees and expenses of their legal counsel. We have also agreed to indemnify the
Dealer Managers against certain liabilities under U.S. federal or state law caused by, relating to or arising out of the Invitation.

     From time to time the Dealer Managers may trade our securities for their own account or for the account of their customers and, accordingly, may hold long or short positions in the Notes at any time. From time to time, MBA Banco de Inversiones S.A. has provided investment banking and other services to us for customary compensation.

     The Custodian and the Information Agents. We have retained Mellon Investor
Services LLC to act as the Custodian, and Georgeson Shareholder Communications
Inc. (in the United States and Argentina) and GSC Proxitalia SpA (in Europe) to
act as the Information Agents, in connection with the Invitation. All deliveries, correspondence and questions sent or presented to the Custodian or the Information Agents relating to the Invitation should be directed to the addresses or telephone numbers set forth on the back cover of this document.

     We will pay the Custodian and the Information Agents reasonable and customary compensation for their services in connection with the Invitation, plus reimbursement for out-of-pocket expenses. We will indemnify the Custodian and the Information Agents against certain liabilities and expenses in connection therewith, including liabilities under U.S. federal securities laws.

     Requests for information or additional copies of this document and the
Letter of Transmittal or Bid Letter should be directed to the Information
Agents or the Dealer Managers.

     The Escrow Agent. We have retained Deutsche Bank, S.A. to act as Escrow
Agent to hold the funds to guarantee payment of offers accepted under the
Invitation.

     We will pay the Escrow Agent reasonable and customary compensation for their services in connection with the Invitation, plus reimbursement for out-of-pocket expenses. We will indemnify the Escrow Agent against certain liabilities and expenses in connection therewith, including liabilities under
U.S. federal securities laws.

Processing Fee

     A fee (the "Processing Fee") will be paid to certain banks and financial institutions for processing tenders of the Notes accepted for purchase where the aggregate principal amount of Notes tendered by the Note holder is less than or equal to the equivalent of US$100,000 in the relevant currency
(calculated based on exchange rates quoted by Bloomberg L.P. as of 5:00 p.m.,
New York City time, on the second Business Day following the Expiration Date).
The Processing Fee in respect of Notes accepted for purchase will be paid to the bank or financial institution (each, a "Processor"), if any, designated by the beneficial owner of such Notes in the accompanying Letter of Transmittal and will be equal to 0.25% of the aggregate principal amount for which Notes in respect of which such designation is made are duly tendered. No Processing Fee will be paid with respect to Notes that are not accepted for purchase by us.

     Beneficial owners will be able to designate Processors in the accompanying
Letter of Transmittal. In order for any Processor to receive the Processing
Fee, the Processing Fee Form contained in the Letter of Transmittal must be completed and sent to the Custodian at the address set forth on the back cover of the Letter of Transmittal prior to the Expiration Date even if such beneficial owner's Notes are tendered through DTC's ATOP procedures. A bank or financial institution that is a direct participant in DTC, Euroclear or
Clearstream, Luxembourg and executes a Letter of Transmittal in respect of
Notes of which it is the beneficial owner is permitted to designate itself to receive the Processing Fee. No Processing Fee will be paid in respect of any
Notes for which no Processor is designated. Notwithstanding the above, the
Processing Fee shall not exceed the equivalent of US$250,000 (in the relevant currency) for any bank or financial institution and its affiliates, for processing tenders of Notes. No Processing Fee will be available to banks and financial institutions for tendering or assisting in the tenders of Credit
Facility Debt.

     We will cause the Processing Fee to be delivered to DTC, which will be required to undertake to distribute the Processing Fee within a reasonable time after the Payment Date to such persons as appropriate. Neither the Company nor the Dealer Managers nor the Custodian will be responsible for making such distribution or for ensuring that DTC makes such distribution. If information is incomplete or we are unable to verify the Processor's eligibility, then no such fee shall be paid. No person in the United States may receive the Processing Fee unless such person is a member of the National
Association of Securities Dealers, Inc. or a bank legally authorized to receive such fees.

Fees and Expenses

     Tendering holders of Notes will not be obligated to pay brokers' fees or commissions of the Dealer Managers or, except as set forth in the Letter of
Transmittal or Bid Letter (as applicable), transfer taxes on our purchase of
Debt Instruments pursuant to tenders made pursuant to the Invitation. We will pay all fees and expenses of the Dealer Managers, the Custodian, the
Information Agents and the Escrow Agent in connection with the Invitation.

     If you own Debt Instruments through a broker or other nominee and your broker or other nominee tenders on your behalf, your broker or other nominee may charge a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding material to their customers. We will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Managers and the
Custodian) in connection with the solicitation of offers to sell Debt
Instruments pursuant to the Invitation.

Miscellaneous

     We are not making the Invitation in any jurisdiction where doing so is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the Invitation would not be in compliance with such laws, the Invitation will not be made to (nor will tenders be accepted from or on behalf of) the holders of Debt Instruments residing in such jurisdiction.

     No person has been authorized to give any information or to make any representation on our behalf that is not contained in the Invitation or in the related Letter of Transmittal or Bid Letter (as applicable), and, if given or made, such information or representation should not be relied upon. Neither we nor the Custodian, the trustees under the indentures governing the Notes, the
Dealer Managers, the Information Agents, the Escrow Agent nor any of their affiliates make any representation to any holder as to whether or not to tender such holder's Debt Instruments. Holders must make their own decision as to whether to tender their Debt Instruments.

                           CURRENCY OF PRESENTATION

     Solely for the convenience of the reader, this document contains translations of certain amounts from various currencies to U.S. dollars, using exchange rates in effect as of December 31, 2002, unless otherwise indicated.
These translations should not be construed as representations that the amounts of such currencies actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated at the following exchange rates:

                               US$1.00 = E0.9517
                               US$1.00 = P$3.37
                               US$1.00 = Y118.74

Source: The exchange rates for the Euro and Japanese yen were taken from
Composite (Ldn), and the exchange rate for the peso was taken from Banco de la
Nacion Argentina, each represents the spot rate quoted by Bloomberg L.P. as of
December 31, 2002.

     Some of our Debt Instruments were originally denominated in Italian lira.
We have converted the principal amount of these Debt Instruments to Euros at a rate of Itl. 1,936.27 = E1.00, the fixed rate established by the European
Council of Ministers.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual and special reports with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth
Street, N.W., Washington, D.C. 20549 and 500 West Madison Street, Suite 1400,
Chicago, Illinois 60661. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at www.sec.gov, from which you can access our filings.

     You should review these documents, particularly our annual report on Form
20-F for the fiscal year ended December 31, 2001, and the Form 6-Ks that contain our quarterly earnings releases, in order to find out additional information regarding our business and our financial condition and operating results. Any information contained in this document concerning the provisions of any document filed with the SEC is not necessarily complete, and reference is made to the copy of the document filed.

     You may obtain additional information on the Company, including our financial information, at www.cnv.gov.ar.

                     (This page intentionally left blank)

                                                                        ANNEX A

                INFORMATION FOR TENDERING HOLDERS OF THE NOTES
                        PROCEDURES FOR TENDERING NOTES

     The submission of an offer to sell, which we refer to as a tender, by a holder of Notes pursuant to the Invitation and subsequent acceptance of such tender by us pursuant to one of the procedures set forth below will constitute a binding agreement between such holder and us with respect to the Invitation in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     The method of delivery of Notes and Letter of Transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an Agent's Message (as defined below)
transmitted through ATOP, is at your election and risk and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Custodian. If delivery is by mail, we suggest that you use properly insured, registered mail with return receipt requested, and that you mail your Letter of Transmittal sufficiently in advance of the Expiration
Date to permit delivery to the Custodian prior to the Expiration Date. Notes may be tendered and will be accepted for purchase only in principal amounts representing integral multiples of their denominations.

     Description of Notes Tendered. In accordance with the instructions contained in the enclosed Letter of Transmittal, in order to tender your Notes pursuant to the Invitation you must properly indicate the aggregate principal amount for each series of Notes being tendered pursuant to the Invitation in the section therein captioned "Description of Notes Tendered".

     Specification of Price. In accordance with the instructions contained in the Letter of Transmittal, holders desiring to tender their Notes pursuant to the Invitation must properly indicate (a) the Notes being tendered therewith and (b) either:

     o    in the section therein captioned "Price at Which Notes are Being
          Tendered", specify the price (in multiples of US$2.50 or E2.50
          (0.25%) per US$1,000 or E1,000 principal amount) at which the Notes are being tendered, which price cannot be lower than the Minimum
          Purchase Price or higher than the Maximum Purchase Price; or

     o    not specify a price, in which case the holder will be deemed to have specified the Minimum Purchase Price in respect of Notes being tendered and to accept the Purchase Price determined by us in accordance with the terms of the Invitation.

     In accordance with the instructions contained in the Letter of
Transmittal, you may tender different portions of the principal amount of your
Notes (in integral multiples of the Notes' original denominations only) at different prices; however, you may not specify prices for an aggregate principal amount of Notes in excess of the aggregate principal amount of Notes that you hold. The same Notes cannot be tendered at more than one price. To tender Notes properly, only one price within the applicable purchase price range (or no price) must be specified in the appropriate section in the Letter of Transmittal. If more than one price is specified you will be deemed to have tendered your Notes at the lowest price specified.

     Tendering Without Specifying a Price. As described above, you may tender
Notes pursuant to the Invitation without specifying an offer price in respect of any or all of such Notes. If you tender Notes without specifying the offer price and your Notes are accepted, you will receive the Purchase Price, subject to proration. You should understand that this lack of election could result in your Notes being purchased at the Minimum Purchase Price.

     Tender of Notes Held Through a Custodial Entity. If your Notes are registered in the name of or held in book-entry form through a custodial entity, such as a broker, dealer, commercial bank, trust company or other nominee and you wish to tender Notes pursuant to the Invitation, you should instruct such holder to tender your Notes and deliver the Letter of Transmittal on your behalf pursuant to the procedures of such custodial entity.
Instructions to the Letter of Transmittal are enclosed in the materials provided along with this

                                      A-1

document which you may use to instruct the custodial entity to tender your
Notes. If you wish to tender such Notes yourself, you must, prior to completing and executing the Letter of Transmittal and delivering your Notes, either make appropriate arrangements to register ownership of the Notes in your name, have
Notes in book-entry form held directly by you or follow the procedures described in the immediately following paragraph. The transfer of record ownership may take considerable time.

     Tender of Notes Held Through DTC. To effectively tender Notes that are held through DTC pursuant to the Invitation, DTC participants must electronically transmit their acceptance through ATOP. Upon receipt of such holder's acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent's Message (as defined herein) to the Custodian for its acceptance. Delivery of tendered Notes must be made to the Custodian pursuant to the book-entry delivery procedures set forth below.

     An "Agent's Message" is a message, transmitted by DTC to and received by the Custodian and forming part of a book-entry confirmation, which states that
DTC has received an express acknowledgement from a participant tendering Notes that the participant, and the beneficial owner on whose behalf such participant is acting, have received and agreed to be bound by the terms of the Letter of
Transmittal and that we may enforce the agreement against the participant and such beneficial owner. A Letter of Transmittal need not accompany tenders effected through ATOP.

     Although delivery of Notes may be effected pursuant to the Invitation through book-entry transfer into the Custodian's account at DTC, an Agent's
Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the Custodian prior to the Expiration Date in connection with the tender of such Notes.
Delivery of documents to DTC does not constitute delivery to the Custodian.

     Tender of Notes Held Through Euroclear or Clearstream, Luxembourg. If you
are a direct participant in Euroclear or Clearstream, Luxembourg, you must either:

     o    comply with the procedures established by Euroclear or Clearstream,
          Luxembourg, as applicable; or

     o    arrange for your Notes to be held through a DTC participant and comply with the procedures specified above for direct participants in
          DTC.

     We believe that Euroclear and Clearstream, Luxembourg will (a) collect from their direct participants instructions to participate in the Invitation
(with respect to Notes held by them on behalf of their direct participants) and
(b) forward these instructions to their respective custodian banks at DTC, who, in turn, will process these instructions in accordance with the procedures for direct participants in DTC. Euroclear and Clearstream, Luxembourg may impose additional deadlines in order to properly process these instructions. If you hold Notes directly or indirectly through Euroclear or Clearstream, Luxembourg, you are required to become aware of any such deadlines.

     Notes Not Held Through DTC, Euroclear or Clearstream, Luxembourg. If you
do not hold your Notes directly or indirectly through an account with DTC,
Euroclear or Clearstream, Luxembourg (together, the "Book-Entry Transfer
Facilities") contact the Information Agents or Dealer Managers for assistance in submitting your tender.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents
Medallion Program (a "Medallion Signature Guarantor"), unless the Notes tendered are tendered and delivered:

     o    by a registered holder of Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such
          Notes) who has not completed the box entitled "Special Payment
          Instructions" on the Letter of Transmittal; or

     o    for the account of a member firm of a registered national securities exchange, a member of the NASD or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution").

                                      A-2

     If the Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Notes not accepted for payment or not tendered are to be returned to a person other than the registered holder, then the signature on the Letter of Transmittal accompanying the tendered Notes must be guaranteed by a Medallion Signature Guarantor as described above. See the
Instructions to the Letter of Transmittal.

     Effect of the Letter of Transmittal. Subject to and effective upon our acceptance for purchase of and payment for Notes tendered thereby, by executing and delivering a Letter of Transmittal pursuant to the Invitation, you:

     o    irrevocably sell, assign and transfer to us, or upon our order our nominee, all right, title and interest in and to all Notes tendered by you; and

     o    irrevocably constitute and appoint the Custodian as your true and lawful agent and attorney-in-fact (with full knowledge that the
          Custodian also acts as our agent) with respect to any such tendered
          Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

          o    deliver certificates representing such Notes, or transfer
               ownership of such Notes, on the account books maintained by any of the Book-Entry Transfer Facilities, together, in any such case, with all accompanying evidences of transfer and
               authenticity, to or upon our order;

          o    present such Notes for transfer on the security register for the
               Notes; and

          o    receive all benefits or otherwise exercise all rights of
               beneficial ownership of such Notes (except that the Custodian will not have the rights to, or control over, funds from us, except as our agent, for the Purchase Price for any Notes
               tendered pursuant to the Invitation that are purchased by us), all in accordance with the terms of the Invitation.

     Letter of Transmittal Representations, Warranties and Covenants of
Tendering Holders. Following the Expiration Date and subject to and effective upon Telecom's acceptance for purchase and payment of the principal amount of the Notes tendered pursuant to the Letter of Transmittal, you, or the Eligible
Institution, broker, dealer, bank, trust company or other nominee tendering on your behalf, shall be deemed, among other things, to:

     o    irrevocably sell, assign and transfer to or upon our order, or our nominee, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result your status as a holder of, all Notes tendered pursuant to the Letter of
          Transmittal, such that thereafter you shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the Notes arising under, from or in connection with such Notes;

     o    waive any and all rights with respect to the Notes tendered thereby
          (including, without limitation, any existing or past defaults and their consequences in respect of such Notes) or the Invitation and documents related thereto; and

     o    release and discharge us and the trustee under the indenture pursuant to which the Notes were issued from any and all claims you may have, now or in the future, arising out of or related to the Notes tendered thereby, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes tendered thereby (other than as expressly provided in this document and Letter of Transmittal) or to participate in any redemption or defeasance of the Notes tendered thereby.

     In addition, you shall be deemed to represent, warrant and agree that:

     o    you have received and reviewed this document;

     o    you are the beneficial owner (as defined below) of, or a duly authorized representative of one or more such beneficial owners of, the Notes tendered thereby and you have full power and authority to execute the Letter of Transmittal;

     o    you own the Notes being tendered, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and when the Notes are accepted by us, we will acquire good, indefeasible and unencumbered title to such Notes, free and clear of all liens, charges, claims,

                                      A-3

          encumbrances, interests and restrictions of any kind, and, in the case of Argentine holders, marital consent has been obtained, if applicable, in accordance with the terms of section 1277 of the
          Argentine Civil Code;

     o    you will not sell, pledge, hypothecate or otherwise encumber or transfer any Notes tendered thereby from the date of the Letter of
          Transmittal and agree that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

     o    in evaluating the Invitation and in making your decision whether to participate therein by submitting the Letter of Transmittal and tendering your Notes, you have made your own independent appraisal of the matters referred to herein and in any related communications and are not relying on any statement, representation or warranty, express or implied, made to you by us or the Dealer Managers other than those contained in the Invitation (as supplemented to the Expiration Date);

     o    you agree to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in the Invitation;

     o    the submission of the Letter of Transmittal to the Custodian shall, subject to the Invitation becoming unconditional in all respects in accordance with its terms and conditions, constitute the irrevocable appointment of the Custodian as your attorney and/or agent, and an irrevocable instruction to such attorney and/or agent to complete and execute all or any form(s) of transfer and/or other document(s) at the discretion of such attorney and/or agent in relation to the Notes tendered by you in favor of us or such other person or persons as they may direct, and to deliver such form(s) of transfer and/or other document(s) in the attorney's and/or agent's discretion and/or the certificate(s) and/or other document(s) of title relating to such
          Notes' registration and to execute all such other documents and to do all such other acts and things as may be in the opinion of such attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Invitation, and to vest in us or our nominees such Notes; and

     o    that the terms and conditions of the Invitation shall be deemed to be incorporated in, and form a part of, the Letter of Transmittal, which shall be read and construed accordingly.

     The representations and warranties and agreements that you make in tendering Notes shall be deemed to be repeated and reconfirmed on and as of the
Expiration Date and the Payment Date. For purposes of the Invitation, the
"beneficial owner" of any Notes shall mean any holder that exercises sole investment discretion with respect to such Notes.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Notes pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any Notes determined by us not to be in proper form or if the acceptance of or payment for such Notes may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive or amend any condition to the Invitation that we are legally permitted to waive or amend, or to waive any defect or irregularity in any tender of Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. None of Telecom, the Custodian, the Dealer
Managers, the Information Agents, the Escrow Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of
Notes or will incur any liability to holders for failure to give any such notice.

     Our interpretation of the terms and conditions of the Invitation
(including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Compliance with "Short Tendering" Rule. It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender Notes for his own account unless the person so tendering (1) has a net long position equal to or greater than the aggregate principal amount or principal amount at maturity, as

                                      A-4

applicable, of the Notes being tendered and (2) will cause such Notes to be delivered in accordance with the terms of the Invitation. Rule l4e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     A tender of Notes pursuant to the Invitation under any of the procedures described above will constitute a binding agreement between the tendering holder and us with respect to the tender upon the terms and subject to the conditions of the Invitation, including the tendering holder's acceptance of the terms and conditions of the Invitation, as well as the tendering holder's representation and warranty that (1) such holder has a net long position in the
Notes being tendered pursuant to the Invitation within the meaning of Rule
l4e-4 under the Exchange Act and (2) the tender of such Notes complies with
Rule 14e-4.

     No tender will be deemed to have been properly made until all defects or irregularities in such tender have been cured or waived. None of us, the Dealer
Managers, the Custodian, the Information Agents, the Escrow Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender of any Notes or notice of withdrawal, or incur any liability for failure to give any such notification.

     PLEASE SEND ALL MATERIALS TO THE CUSTODIAN AND NOT TO THE COMPANY, THE
INFORMATION AGENTS OR THE DEALER MANAGERS.

Withdrawal of Tenders

     You may withdraw your tender of Notes pursuant to the Invitation at any time prior to the Expiration Date in accordance with the procedures described below. We may extend, at our discretion, the Expiration Date.

     If, for any reason whatsoever, acceptance for payment of, or payment for, any Notes tendered pursuant to the Invitation is delayed (whether before or after our acceptance for payment of Notes) or we are unable to accept for payment or pay for the Notes tendered pursuant to the Invitation, we may
(without prejudice to our rights set forth herein) instruct the Custodian to retain tendered Notes, and such Notes may not be withdrawn subsequent to the
Expiration Date (subject to Rule 14e-1(c) under the Exchange Act).

     For a withdrawal of Notes tendered pursuant to the Invitation to be effective, a written or facsimile transmission notice of withdrawal must be received by the Custodian prior to the Expiration Date at its address set forth on the back cover of this document. Any such notice of withdrawal must (1)
specify the name of the person who tendered the Notes to be withdrawn, (2)
contain a description of the aggregate principal amount represented by such
Notes and (3) be signed by the holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees) or be accompanied by evidence sufficient to the Custodian that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes. If the Notes to be withdrawn have been delivered or otherwise identified to the Custodian, a signed notice of withdrawal is effective immediately upon the Custodian's receipt of such written or facsimile notice of withdrawal, even if physical release is not effected.

     Any permitted withdrawal of tendered Notes may not be rescinded, and any
Notes properly withdrawn will thereafter be deemed not properly tendered.
However, you may re-tender properly withdrawn Notes by again following one of the appropriate procedures described above at any time prior to the Expiration
Date.

     Any Notes that have been tendered pursuant to the Invitation but that are not purchased will be returned to the holder thereof without cost to such holder as soon as practicable following the earlier to occur of the Expiration
Date or the date on which the Invitation is terminated.

     All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion (which determination shall be final and binding). None of us, the
Custodian, the Dealer Managers, the Information Agents or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notice.

                                      A-5

                MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the material U.S. federal income tax consequences to U.S. holders of Notes held as capital assets (generally, property held for investment) who tender their Notes pursuant to the
Invitation. This summary is not a complete description of all the consequences of a tender pursuant to the Invitation and does not address any other tax consequences that might be applicable to a holder of the Notes, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Further, this discussion does not address all aspects of U.S.
federal income taxation that may be relevant to particular holders of Notes in light of their personal circumstances and does not deal with holders of Notes subject to special tax rules including, for example, holders who have not purchased the Notes for cash or who have held them for less than 45 days, foreign holders, financial institutions, certain expatriates, dealers in securities, traders that mark to market, holders who hold their Notes as part of a hedge, appreciated financial position, straddle or conversion transaction, insurance companies, persons whose functional currency is not the U.S. dollar, pass-through entities or tax-exempt entities.

     If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Notes, you should consult your tax advisor.

     As used herein, a "U.S. holder" means a beneficial owner of a Note who is, for U.S. federal income tax purposes:

     o    A citizen or resident of the United States;

     o    A corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the
          United States or of any political subdivision thereof; or

     o    An estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The discussion of the U.S. federal income tax considerations below is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated and proposed under the Code, judicial decisions and administrative interpretations, all of which are subject to change, possibly with retroactive effect. Because individual circumstances may differ, you are urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, foreign or other tax laws and possible changes in the tax laws.

Consequences to U.S. Holders Tendering Notes Pursuant to the Invitation

     The receipt of cash for Notes pursuant to the Invitation will be a taxable transaction for U.S. federal income tax purposes. The tax consequences of such receipt may vary depending upon the particular circumstances of the U.S.
holder. In general, a U.S. holder who receives cash for Notes pursuant to the
Invitation will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between (i) the amount realized in exchange for the Notes tendered less any amounts attributable to accrued interest that have not been reflected in the U.S. holder's adjusted tax basis in the Notes and (ii) such holder's adjusted tax basis in such Notes. A U.S. holder's adjusted tax basis for a Note is generally the price such holder paid for the
Note, increased by the original issue discount and market discount, if any, previously included in such holder's income and reduced (but not below zero) by any amortized bond premium which a U.S. holder has previously elected to deduct from taxable income on an annual basis and payments other than payments of stated interest that are unconditionally payable at least annually at a single fixed rate. In general, market discount is the excess, if any, of the principal amount of a Note over the U.S. holder's tax basis in such Note at the time of acquisition (unless the amount of such excess is less than a specified de minimis amount, in which case market discount is considered to be zero). In general, bond premium on a Note equals the excess, if any, of the purchase price of the Note over the amount payable at maturity of the Note (other than stated interest thereon).

                                      A-6

     Except as provided below, any gain or loss recognized on a tender of a
Note will generally give rise to capital gain or loss and will be long-term capital gain or loss if at the time the tender is accepted the U.S. holder's holding period on the Note for U.S. federal income tax purposes is more than one year. Individuals who realize long-term capital gain pursuant to the
Invitation are eligible for reduced rates of taxation with respect to that gain. The deductibility of capital losses is subject to limitations. A U.S.
holder who has acquired a Note with market discount will generally be required to treat a portion of any gain recognized on acceptance of the tender of the
Note as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount income previously reported as ordinary income.

     A U.S. holder that recognizes a loss for federal income tax purposes by reason of its tender of Notes should consult its tax advisor regarding the possible application of the disclosure and listing rules to the tender.

     Treatment of Accrued Interest. Amounts received by a U.S. holder in respect of interest on the Notes including any amounts attributable to accrued interest that have not been reflected in the U.S. holder's adjusted tax basis in the Notes will be taxable as ordinary income. Additionally, U.S. tax rules provide that a portion of the Purchase Price may first be allocated to accrued but unpaid interest that has not been reflected in the U.S. holder's adjusted tax basis in the Notes and be taxed as ordinary income. As a result, tendering holders could recognize ordinary income on the portion of the Purchase Price allocated to accrued but unpaid interest and at the same time recognize capital loss to the extent that the difference between the Purchase Price and amount allocated to accrued but unpaid interest is less than the holder's adjusted basis. On the other hand, holders may be able to take the position under current law that the entire Purchase Price should be treated as an amount realized (and no portion be treated as ordinary interest income) with respect to the Notes. Holders are urged to consult their tax advisors regarding the appropriate treatment for U.S. federal income tax purposes of the Purchase
Price.

     Foreign Currency Notes. The rules applicable to notes that are denominated in a currency or currency unit other than the U.S. dollar (which we refer to as
"foreign currency notes") could require some or all of the gain or loss on the sale, exchange or other disposition of a foreign currency note to be recharacterized as ordinary income or loss. The rules applicable to foreign currency notes are complex and their application may depend on the holder's particular U.S. federal income tax situation. U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of foreign currency notes and the possible application of the disclosure and listing rules to the tender.

Information Reporting and Backup Withholding

     A U.S. holder whose Notes are tendered and accepted for payment by the
Company may be subject to backup withholding with respect to such payments received, unless such holder (i) is a corporation or other exempt recipient and, when required, establishes its exemption from backup withholding or (ii)
provides its correct taxpayer identification number ("TIN"), certifies that it is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

     Backup withholding tax is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding tax will be offset by the amount of tax withheld. If backup withholding tax results in an overpayment of U.S. federal income tax, a refund or credit may be obtained from the IRS, provided the required information is furnished.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR
DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OR ANY
OTHER CONSIDERATIONS OF THE TENDER OF NOTES PURSUANT TO THE INVITATION.
THUS, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE
SPECIFIC TAX CONSEQUENCES OF THE TENDER TO THEM, INCLUDING TAX RETURN
REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE,
LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED
CHANGES IN THE TAX LAWS.

                                      A-7

                     MATERIAL ARGENTINE TAX CONSIDERATIONS

     The following is a general summary of the material Argentine tax consequences to holders of Notes who tender their Notes pursuant to the
Invitation. This summary is not a complete description of all the tax consequences of a tender pursuant to the Invitation and does not address any other tax consequences that might be applicable to a holder of the Notes, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Further, this discussion does not address all aspects of
Argentine taxation that may be relevant to particular holders of Notes in light of their personal circumstances and does not deal with holders of Notes subject to special tax rules.

     While this summary is deemed to reflect a reasonable interpretation of the laws and regulations in force on the date of the Invitation, there can be no assurance that the Argentine tax authorities or the courts responsible for the application of such laws and regulations will agree with this interpretation, or that no changes will be introduced in these laws or regulations in the interpretation thereof by tax authorities or courts. Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, foreign or other tax laws and possible changes in the tax laws and regulations. For the purpose of this section we assume that the Notes were issued in accordance with Law No. 23,576, as amended (the "Negotiable
Obligations Law"), and qualify for tax exempt treatment under Article 36 of such Law (the "Article 36 Conditions") and the Article 36 Conditions are
maintained.

Consequences to Holders Tendering Notes Pursuant to the Invitation

     Income Tax

     Provided that Article 36 Conditions were met and are maintained, Argentine resident and non-resident individuals (as defined in Argentine Income Tax Law,
"AITL") and non-Argentine entities (as defined in AITL) are not subject to income tax on capital gains arising from the sale or other disposition of the
Notes. Even if Article 36 Conditions are not met, Decree No. 2,284 ratified by
Law No. 24,307, states that foreign beneficiaries are not subject to the income tax on capital gains derived from the sale or other disposition of the Notes, and Section 20, Subsection w) of AITL established that Argentine resident individuals, except for certain individuals, are exempt from capital gains derived from the sale or disposition of the Notes.

     Decree No. 1,076 of July 2, 1992, as amended by Decree No. 1,157 of July
15, 1992, both of which were ratified by Law No. 24,937 of December 30, 1993
(the "Decree"), eliminated the exemption described above with respect to taxpayers subject to tax adjustment for inflation rules pursuant to Title VI of the AITL (such as entities organized or incorporated under Argentine Law and local branches of non-Argentine entities (together, the "Argentine Entities")), who are subject to taxes on capital gains on the sale or other disposition of the Notes, in general, at a rate of 35%. The Argentine Entities will recognize a gain or a loss, if any, for Argentine income tax purposes equal to the difference between (i) the cash received in exchange for the Notes tendered and
(ii) such holder's tax valuation of such Notes.

     Value Added Tax

     To the extent the Notes comply with Article 36 Conditions, any benefit related to the issuance, subscription, transfer, amortization and cancellation of the Notes are exempt from value added tax.

     Personal Asset Tax

     Individuals domiciled and undivided estates located in Argentina or abroad must include securities, such as the Notes, in order to determine their tax liability for the Personal Assets Tax. There is a nontaxable amount of
P$102,300 with respect to individuals and undivided estates located in
Argentina. The taxable basis is either the market value in the case of listed securities or acquisition cost plus accrued and unpaid interest and exchange rate differentials, in the case of unlisted securities, in both cases at
December 31 of each year. The tax is levied at the rate of 0.5% to the extent the value of the assets exceed the non-taxable amount and

                                      A-8

such excess is less than P$200,000. The rate of the tax is 0.75% where the excess over the non-taxable amount is greater than P$200,000.

     Although Notes directly held by individuals domiciled and undivided estates located outside Argentina would technically be subject to the Personal
Assets Tax, the Personal Assets Tax Law sets forth no method or procedure for the collection of such tax in respect of securities, including the Notes, that are directly held by such individuals or undivided estates, if any, at a 0.75%
rate. The Personal Assets Tax is not applicable in respect of securities held by (i) legal entities domiciled in Argentina, and (ii) legal entities not domiciled in Argentina (a "foreign legal entity") provided such foreign legal entity does not fall within the legal presumption described in the following paragraph.

     Although the tax is levied only upon securities held by individuals domiciled in, or undivided estates located in, Argentina, the Personal Assets
Tax establishes an irrefutable legal presumption that any securities issued by
Argentine private issuers, which are directly owned ("titularidad directa") by a foreign legal entity that (i) is located in a country which does not require shares or private securities to be held in registered form and (ii) pursuant to its legal nature or its bylaws has established that (a) its principal business is investing outside its country of organization and/or (b) is not able to perform certain activities in its own country or make certain investments permitted pursuant to the laws of such country, are deemed to be owned by individuals domiciled in, or undivided estates located in Argentina and, therefore, subject to the Personal Assets Tax. In such cases the law imposes the obligation to pay the Personal Assets Tax at an aggregate rate of 1.5% on the Argentine private issuer, as substitute obligor ("Substitute Obligor"). The
Personal Assets Tax Law also authorizes the Substitute Obligor to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. There are certain cases in which this presumption is not applicable.

     The exchange of the Notes for cash will imply:

     o    Individuals domiciled or undivided estates located in Argentina: the substitution of a taxable asset (the "Notes") for another taxable asset (the cash).

     o    Individuals domiciled and undivided estates located abroad: to the extent the cash is not considered an asset located in Argentina, the
          Personal Asset Tax is not applicable.

     o    Foreign Legal Entities: the Personal Asset Tax is not applicable.

     Tax on Presumed Minimum Income

     Legal Entities organized or domiciled in Argentina ("Argentine Legal
Entities") holding the Notes will be subject to a tax on presumed minimum income. The tax is calculated at a rate of 1%, applied on the value of the assets of Argentine Legal Entities. Income tax is creditable against Tax on
Presumed Minimum Income, the excess, if any can be carried over for ten fiscal years. The exchange of the Notes for cash will imply the substitution of a taxable asset (the "Notes") for another taxable asset (the cash).

     Tax on Debits and Credits in Bank Accounts

     Tax on Debits and Credits in Bank Accounts applies to debits and credits in checking accounts opened in Argentine financial entities regulated by Law
No. 21,526, as amended (the "Argentine Financial Entities Law") and to other transactions that, due to their special nature and characteristics, are similar or could be used in substitution of a checking account. Therefore, credits or debits in bank accounts opened in an entity regulated by the Argentine
Financial Entities Law would be subject to this tax unless a particular exemption is available. The general applicable rate is 0.6%.

Turnover Tax (Tax on Gross Revenues)

     Turnover tax is a local tax levied on gross revenues derived from the habitual performance of any type of business activities carried on within the respective local jurisdiction. Each jurisdiction applies different tax

                                      A-9

rates. In the City of Buenos Aires, profits arising from any transaction performed with the Notes issued according to the Negotiable Obligations Law are exempt from this tax. In the Province of Buenos Aires, an equivalent exemption applies to the extent Article 36 Conditions have been met.

     Stamp and Transfer Tax

     Stamp and transfer taxes are local taxes. Each jurisdiction applies different tax rates. No stamp tax shall be payable by holders of the Notes under Article 35 of the Negotiable Obligations Law in the City of Buenos Aires.
No Argentine transfer tax is applicable to the sale or transfer of the Notes.

Consequences to Holders Regarding Payment of Interest

     See the tax treatment of interest payments according to the terms and conditions of the issuance of each Note. Please note that:

     Tax on Interest Paid by Issuers of Negotiable Obligations ("obligaciones negociables") and Certain Borrowers

     This tax is not applicable since July 1, 2002.

     Income Tax Withholding

     Provided that Article 36 Conditions were met and are maintained, Argentine resident and non-resident individuals (as defined in AITL) and non-Argentine entities (as defined in AITL) are not subject to income tax on interest paid under the Notes.

     The Decree eliminated the exemption described above with respect to
Argentine Entities, which are subject to income tax under the Notes, in general, at a rate of 35%. A 35% withholding on account of the final tax liability is imposed on the payments to Argentine entities except Argentine financial entities regulated by Law No. 21,526.

     Tax on Debits and Credits in Bank Accounts

     The Tax on Debits and Credits in Bank Accounts applies to debits and credits in checking accounts opened in Argentine financial entities regulated by Law No. 21,526, as amended (the "Argentine Financial Entities Law") and to other transactions that, due to their special nature and characteristics, are similar or could be used in substitution of a checking account. Therefore, credits or debits in bank accounts opened in an entity regulated by the
Argentine Financial Entities Law would be subject to this tax unless a particular exemption is available. The general applicable rate is 0.6%.

     THE FOREGOING DISCUSSION IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR
DESCRIPTION OF ALL POTENTIAL ARGENTINE TAX CONSIDERATIONS OR ANY OTHER
CONSIDERATIONS OF THE TENDER OF NOTES PURSUANT TO THE INVITATION. THUS, HOLDERS
ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES
OF THE TENDER TO THEM.

                                      A-10

                                                                        ANNEX B

         INFORMATION FOR TENDERING HOLDERS OF THE CREDIT FACILITY DEBT

                 PROCEDURES FOR TENDERING CREDIT FACILITY DEBT

     The submission of an offer to sell, which we refer to as a tender, by a holder of Credit Facility Debt pursuant to the Invitation and subsequent acceptance of such tender by us pursuant to the procedures set forth below will constitute a binding agreement between such holder and us with respect to the
Invitation in accordance with the terms and subject to the conditions set forth herein and in the Bid Letter.

     If you desire to tender your Credit Facility Debt pursuant to the
Invitation you should complete the Bid Letter and deliver it to the Custodian prior to the Expiration Date. The method of delivery of the Bid Letter and all other required documents is at your election and risk and, except as otherwise provided in the Bid Letter, delivery will be deemed made only when your Bid
Letter is actually received by the Custodian. If delivery is by mail, we suggest that you use properly insured, registered mail with return receipt requested, and that you mail your Bid Letter sufficiently in advance of the
Expiration Date to permit delivery to the Custodian on or prior to such date.

     Amendments to Credit Facility Debt. In extending the Invitation to holders of Credit Facility Debt, we make no representation with respect to whether the terms of the Invitation are permitted under the terms of, or are consistent with, the terms of any specific facilities comprising the Credit Facility Debt.
The documents and/or agreements governing your Credit Facility Debt, which we refer to as the governing documents, may among other things restrict the transfer or assignment of the Credit Facility Debt, specify minimum denominations for transfer or assignment, provide for sharing of recoveries with other participants and require notice to or consent of other parties in connection with the transactions of the sort contemplated by the Invitation including, but not limited to, the purchase of such Credit Facility Debt and the cancellation thereof. For Credit Facility Debt outstanding under agreements that may be amended solely by the consent of the tendering holder and us
(written or otherwise), the Bid Letter provides that upon our acceptance of the tender of Credit Facility Debt, the governing documents for such Credit
Facility Debt will be deemed to be immediately and automatically amended to permit the transactions contemplated herein, including but not limited to the purchase and cancellation of such Credit Facility Debt by Telecom. No fees shall be payable by Telecom with respect to the purchase of any Credit Facility
Debt. See "Bid Letter Representations, Warranties and Covenants of Tendering
Holders" below.

     Multi-party or Syndicated Credit Facility Debt. For Credit Facility Debt
outstanding under multi-party or syndicated credit agreements, the consent of parties other than the tendering holder and Telecom may be required in order to permit the transactions contemplated by the Invitation. Holders of Credit
Facility Debt outstanding under multi-party or syndicated credit agreements should consult their own legal counsel and contact the relevant agent bank, if any, with respect to the relevant provisions of the governing documents relating to such Credit Facility Debt.

     In the Bid Letter, tendering holders of Credit Facility Debt outstanding under multi-party or syndicated credit agreements or any other governing document that require the consent and/or agreement of parties other than the tendering holder are required to represent that all such required consents and/or agreements have been obtained. See "Bid Letter Representations,
Warranties and Covenants of Tendering Holders" below. In order to facilitate participation of holders of Credit Facility Debt in the Invitation, we have provided the agent bank for each of our syndicated credit agreements with a form of amendment which may be executed by the required parties to such Credit
Facility Debt in order to permit the transactions contemplated by the
Invitation. Although the terms of such agreements vary depending on the terms of the relevant governing documents, the amendments generally provide that the applicable governing documents will be amended to the extent necessary to:

     o    permit (i) the holder to tender all or a portion of its Credit
          Facility Debt pursuant to the terms of the Invitation and (ii)
          Telecom to purchase and cancel such tendered Credit Facility Debt (or portions thereof) purchased pursuant to the terms and conditions of this document, with the result that

                                      B-1

          thereafter the principal so purchased and all amounts payable in respect thereof shall cease to be outstanding, in each case in accordance with the terms described in this document and without reference to any minimum or other requirement as to principal amount;

     o    provide that no lender shall be required to share with any other lender the proceeds of the sale to Telecom of all or a portion of its loans; and

     o    provide that (i) Telecom will not become a lender and will not be entitled to any distributions in respect of any Credit Facility Debt
          (or portions thereof) purchased pursuant to the Invitation and (ii)
          no fees shall be payable by Telecom with respect to the purchase of any Credit Facility Debt.

     Holders of syndicated Credit Facility Debt who wish to participate in the
Invitation are encouraged to contact the agent bank for the relevant facility in order to determine the actions required for their participation.

     Specification of Price. In accordance with the instructions contained in the enclosed Bid Letter, holders desiring to tender their Credit Facility Debt pursuant to the Invitation must properly indicate (a) the amount of each Credit
Facility Debt being tendered therewith and (b) either:

     o    in the section therein captioned "Price at Which Credit Facility Debt is Being Tendered", specify (in multiples of 2.50 (0.25%) per 1,000
          (in the applicable currency) principal amount) the price at which the
          Credit Facility Debt is being tendered, which price cannot be lower than the Minimum Purchase Price or higher than the Maximum Purchase
          Price; or

     o    not specify a price, in which case the holder will be deemed to have specified the Minimum Purchase Price in respect of the amount of
          Credit Facility Debt being tendered and to accept the Purchase Price determined by us in accordance with the terms of the Invitation.

     Credit Facility Debt held pursuant to a single governing document cannot be tendered at more than one price. If more than one price is selected in your
Bid Letter you will be deemed to have selected the lowest price selected. If you hold Credit Facility Debt pursuant to more than one governing document, you will receive, and must complete, a separate Bid Letter for each governing document pursuant to which Credit Facility Debt is held.

     Tendering Without Specifying a Price. As described above, you may tender
Credit Facility Debt pursuant to the Invitation without specifying an offer price in respect of any or all of such Credit Facility Debt. If you tender
Credit Facility Debt without specifying the offer price and your Credit
Facility Debt is accepted, you will receive the Purchase Price, subject to proration. You should understand that this lack of election could result in your Credit Facility Debt being purchased at the Minimum Purchase Price.

     Effect of the Bid Letter. Subject to and effective upon our acceptance for purchase of and payment for Credit Facility Debt tendered thereby, by executing and delivering a Bid Letter pursuant to the Invitation, you will enter into a binding agreement with us upon the terms and conditions set forth therein. On the Payment Date, to the extent that we accept the tender of Credit Facility
Debt pursuant to the terms of the Invitation, we will cancel the principal of such Credit Facility Debt, together with accrued and unpaid interest thereon.

     Bid Letter Representations, Warranties and Covenants of Tendering Holders.
Following the Expiration Date, and subject to and effective upon our acceptance for purchase and payment of the principal amount of the Credit Facility Debt that you tender pursuant to the Invitation, upon the terms and conditions set forth in the Invitation, you shall be deemed, among other things, to:

     o    irrevocably sell, assign and transfer to us or upon our order or to our nominee, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of your status as a holder of, all Credit Facility Debt tendered by you and accepted for purchase by us, such that thereafter you shall have no contractual or other rights or claims in law or equity against us or any other lender, agent or other person connected with such tendered
          Credit Facility Debt;

                                      B-2

     o    waive any and all rights with respect to the Credit Facility Debt tendered by you and accepted for purchase by us (including, without limitation, any existing or past defaults and their consequences in respect of such Credit Facility Debt) or the Invitation and documents related thereto;

     o    in the case of any Credit Facility Debt held pursuant to a governing document that may be amended or cancelled solely by the consent and/or agreement (written or otherwise) of you and us, consent and agree that the Bid Letter shall constitute an immediate and automatic amendment of the governing document(s) for such Credit Facility Debt, effective upon our acceptance of such Credit Facility Debt, to permit
          (i) you to tender all or a portion of your Credit Facility Debt pursuant to this Bid Letter and (ii) us to purchase and cancel such tendered Credit Facility Debt (or portion thereof) pursuant to the terms and conditions of this document, with the result that thereafter the principal so purchased and all amounts payable in respect thereof shall cease to be outstanding, in each case in accordance with the terms described in this document and without reference to any minimum or other requirement as to principal amount, and that no fees shall be payable by Telecom with respect to the purchase of any such Credit Facility Debt;

     o    in the case of any Credit Facility Debt held pursuant to a multi-party or syndicated facility or any other governing document that requires the consent and/or agreement of parties other than you and us, represent that all such consents and/or agreements have been obtained and are in full force and effect, and agree to take any and all future actions to obtain any consents or approvals that shall arise pursuant to the governing document and to execute any further waiver, amendments or similar documents that may be required, in order to effectuate the tender of the Credit Facility Debt and comply with the terms of the Bid Letter;

     o    release and discharge us (and, if applicable, the agent for any syndicated facility) from any and all claims you may have, now or in the future, arising out of or related to the Credit Facility Debt tendered by you and accepted for purchase by us, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Credit Facility
          Debt tendered by you and accepted for purchase by us (other than as expressly provided in this document and the Bid Letter) or to participate in any payment or defeasance of such Credit Facility Debt or any recovery that may be obtained by our creditors in connection with the proposed restructuring of our financial debt obligation or otherwise;

     o    agree to send any promissory note(s) underlying your tendered Credit
          Facility Debt accepted for purchase by us to us for cancellation promptly upon our request; and

     o    agree to take whatever actions are necessary, and execute whatever documents are required, in order to effectuate a release of all guarantees with respect to your tendered Credit Facility Debt that has been purchased and cancelled by us.

     In addition, you shall be deemed to represent, warrant and agree that:

     o    you have received and reviewed this document and the Bid Letter;

     o    you own the Credit Facility Debt tendered and have full power and authority to execute the Bid Letter and will provide any additional documents or information that we may request in order to verify such ownership, power and authority;

     o    all relevant notices, consents and approvals necessary to tender the
          Credit Facility Debt in accordance with the terms of the Invitation and complete the transactions contemplated in the Invitation and in the Bid Letter have been obtained or waived, including any notices, consents or approvals required pursuant to the governing documents relating to such Credit Facility Debt;

     o    you own the Credit Facility Debt being tendered, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to such Credit Facility Debt, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;

                                      B-3

     o    you will not sell, pledge, hypothecate or otherwise encumber or transfer any interest in the Credit Facility Debt tendered thereby from the date of the Bid Letter and agree that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

     o    we make no representation concerning whether the terms of any governing documents related to the Credit Facility Debt permit you to participate in the Invitation;

     o    the governing documents relating to certain Credit Facility Debt may, among other things, restrict transfer or assignment of the Credit
          Facility Debt, specify minimum denominations for transfer or assignment, provide for sharing of recoveries with other participants and require notice to or consent of other parties in connection with the transactions of the sort contemplated by the Invitation including, but not limited to, the purchase and cancellation of such debt; you have reviewed the governing documents relating to the
          Credit Facility Debt to be tendered with these considerations in mind and, to the extent required, consulted your legal counsel and/or professional advisors concerning your participation in the
          Invitation;

     o    in evaluating the Invitation and in making your decision whether to participate therein by submitting the Bid Letter and tendering your
          Credit Facility Debt, you have made your own independent appraisal of the matters referred to herein and in any related communications and are not relying on any statement, representation or warranty, express or implied, made to you by us or the Dealer Managers other than those contained in the Invitation (as supplemented to the Expiration Date);

     o    to the extent necessary to give effect to the transactions contemplated by the Bid Letter, you agree to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in the Invitation;

     o    the terms and conditions of the Invitation shall be deemed to be incorporated in, and form a part of, the Bid Letter, which shall be read and construed accordingly.

     The representations and warranties and agreements that you make in tendering Credit Facility Debt shall be deemed to be repeated and reconfirmed on and as of the Expiration Date and the Payment Date.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Credit Facility Debt pursuant to any of the procedures described above and the form and validity (including time of receipt of notices of withdrawal)
of all documents will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders of any Credit Facility Debt determined by us not to be in proper form or if the acceptance of or payment for such Credit Facility
Debt and its subsequent cancellation may, in the opinion of our counsel, be unlawful or violate any contractual provision relating to such Credit Facility
Debt. We reserve, at our sole judgment, the right to reject any tender if there is any discrepancy relating to the ownership of the tendered Credit Facility
Debt. We also reserve the absolute right, in our sole discretion, to waive or amend any condition to the Invitation that we are legally permitted to waive or amend, or to waive any defect or irregularity in any tender of Credit Facility
Debt of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.

     Our interpretation of the terms and conditions of the Invitation
(including the Bid Letter and the instructions thereto) will be final and binding.

     No tender will be deemed to have been properly made until all defects or irregularities in such tender have been cured or waived. None of us, the Dealer
Managers, the Custodian, the Information Agents, the Escrow Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender of any Credit Facility Debt or notice of withdrawal, or incur any liability for failure to give any such notification.

     PLEASE SEND ALL MATERIALS TO THE CUSTODIAN AND NOT TO THE COMPANY, THE
INFORMATION AGENTS OR THE DEALER MANAGERS.

                                      B-4

Withdrawal of Tenders

     You may withdraw your tender of Credit Facility Debt pursuant to the
Invitation at any time prior to the Expiration Date in accordance with the procedures described below. We may extend, at our discretion, the Expiration
Date.

     If, for any reason whatsoever, acceptance for payment of, or payment for, any Credit Facility Debt tendered pursuant to the Invitation is delayed
(whether before or after our acceptance for payment of Credit Facility Debt) or we are unable to accept for payment or pay for the Credit Facility Debt tendered pursuant to the Invitation, we may (without prejudice to our rights set forth herein) retain our rights to purchase the Credit Facility Debt, and such tender of Credit Facility Debt may not be withdrawn subsequent to the
Expiration Date. Telecom will accept and pay for such Credit Facility Debt or notify you that it does not intend to accept and pay for such Credit Facility
Debt as promptly as practicable.

     For a withdrawal of Credit Facility Debt tendered pursuant to the
Invitation to be effective, a written or facsimile transmission notice of withdrawal must be received by the Custodian prior to the Expiration Date at its address set forth on the back cover of this document. Any such notice of withdrawal must (1) specify the name of the person who tendered the Credit
Facility Debt to be withdrawn, (2) contain a description of the specific facility and principal amount thereof represented by such tender and (3) be signed by the holder of such Credit Facility Debt in the same manner as the original signature on the Bid Letter by which such Credit Facility Debt was tendered, or be accompanied by evidence sufficient to the Custodian that the person withdrawing the tender has succeeded to the ownership of the Credit
Facility Debt. If the Credit Facility Debt to be withdrawn has been identified to the Custodian, a signed notice of withdrawal is effective immediately upon the Custodian's receipt of such written or facsimile notice of withdrawal.

     Any permitted withdrawal of tendered Credit Facility Debt may not be rescinded, and any Credit Facility Debt properly withdrawn will thereafter be deemed not properly tendered; provided, however, that you may retender properly withdrawn Credit Facility Debt by again following one of the appropriate procedures described above at any time prior to the Expiration Date.

     Any tenders of Credit Facility Debt that are not accepted will be deemed released upon the date on which the proration is completed.

     All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion (which determination shall be final and binding). None of us, the
Custodian, the Dealer Managers, the Information Agents or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

                                      B-5

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                     The Custodian for the Invitation is:
                         Mellon Investor Services LLC

   By Mail:                    By Overnight Delivery:             By Hand:

P.O. Box 3301                    85 Challenger Road            120 Broadway
South Hackensack,                 Mail Stop-Reorg               13th Floor
New Jersey 07606              Ridgefield Park, New Jersey    New York, New York
                                      07660                       10271
                            Attn: Reorganization Department

                                 By Facsimile:
                                (201) 296-4293

                                 Confirmation:
                                (201) 296-4860

     Any questions or requests for assistance or additional copies of this document, the accompanying Letter of Transmittal or Bid Letter may be directed to the Information Agents at their telephone numbers and locations set forth below. You should contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Invitation.

                The Information Agents for the Invitation are:

       In the US and Argentina:                          In Europe:

Georgeson Shareholder Communications Inc.            GSC Proxitalia SpA
      17 State Street, 28th Floor                    Via Emila 88-00187
       New York, New York 10004                         Rome, Italy
    Banks and Brokers: (212) 440-9800                 +3906-4217-1777
       Toll Free: (866) 216-0459                    Toll Free in Italy:
            For Argentine holders:                     (800) 18-99-23
       please dial (0-800) 555-4288,
          (0-800) 222-1288 or
          (0-800) 288-5288
      followed by the US Toll Free:
            (866) 216-0459

     Any question regarding the Invitation may be directed to the Dealer
Managers at the telephone numbers and locations set forth below. MBA Banco de
Inversiones S.A. will act as dealer manager in Argentina only.

                  The Dealer Managers for the Invitation are:

        International:                               In Argentina only:

        Morgan Stanley                          MBA Banco de Inversiones S.A.
  Liability Management Group                   Av. Alicia Moreau de Justo 140
  1585 Broadway, Second Floor                 C1107AAD Buenos Aires, Argentina
    New York, New York 10036                     Phone: +5411-4319-5800
Domestic U.S. Callers Call Toll Free:
         (800) 624-1808
Callers from Outside the U.S. Call Collect:
          (212) 761-1893